12025947

FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15 d – 16
under the Securities Exchange Act of 1934

For the month of May 12

000-29880 (Commission File Number)

Virginia Mines Inc. 200-116 St-Pierre
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Virginia Mines Inc.
(Registrant)

Date: May 10, 2012

By:
Name: Noella Lessard
Title: Executive Secretary

Exhibit 1

Technical Report and Recommendations – 2011 Exploration Program – Payne Bay Property, Québec – Virginia Mines Inc. – May 2012

Prepared by: François Huot, Ph.D., P.Geo., Pascal Simard, B.Sc., Eng. Jr. Geologist, and Paul Archer, M.Sc., Eng. – Virginia Mines Inc.

8 paper copies

Original Document

000-29880
Commission File Number

ITEM 1 TITLE PAGE

Form 43-101F1
Technical Report

Technical Report and Recommendations
2011 Exploration Program, Payne Bay Property, Québec

VIRGINIA MINES INC.
ANGLO AMERICAN EXPLORATION (CANADA) LTD.
May 2012

Prepared by:

Pascal Simard, B.Sc., Eng. Jr
Geologist
Virginia Mines Inc.

François Huot, Ph.D., P. Geo.
Senior Project Geologist
Virginia Mines Inc.

And

Paul Archer, M.Sc., Eng.
Vice-president Exploration and Acquisitions
Virginia Mines Inc.

ITEM 2 TABLE OF CONTENTS

LIST OF TABLES

LIST OF PICTURES

LIST OF FIGURES AND MAPS

LIST OF APPENDICES

ITEM 3 SUMMARY

The Payne Bay property is located near the Inuit village of Kangirsuk on the western coast of the Ungava Bay in Nunavik. As of November 2010, the property was divided into two blocks of claims and covered an area of 18,890 hectares. The project lies at the northern extremity of the New Québec Orogen. This orogen represents the northeastern extension of the Trans-Hudson Orogen, an early Proterozoic collisional zone that borders the Superior Province. The Trans-Hudson Orogen also includes the Thompson Belt (Manitoba) and the Cape Smith Belt (Québec), both of which host important nickel mining camps. The present report summarizes fieldwork and results from the summer 2011 activities on the Payne Bay property.

The main objective of the 2011 summer campaign was to prospect the new claims staked during Fall of 2010 in the northern portion of the property. Moreover, extra mapping was done on the Ni-Cu-PGE showings, especially on the Chaunet Lake showings and in the Kyak Area.

Prospecting in the vicinity of the Chaunet Lake showing turned out to be quite positive in 2011 as additional disseminated mineralization was found northwest of the main showing. The most interesting occurrence, found 1.5 km northwest of Chaunet Lake showing, consists in a medium-grained pyroxenite (mainly clinopyroxenite) that returned **0.20% Ni, 0.70% Cu, 141 ppb Pt and 691 ppb Pd** with 5% pyrrhotite, traces to 1% chalcopyrite and local native copper. A total of seven anomalous values were returned from that new showing. The other ocurences were found 3.5 km northwest of Chaunet Lake showing on the same pyroxenitic horizon and returned anomalous values of **0.16% Ni, 0.4% Cu, 107 ppb Pt and 297 ppb Pd.**

Mapping in the northwestern part of the Kyak Block resulted in the discovery of a new showing. A gossanous zone characterized by irregular rusty patches was sampled and returned a value of **0.19% Ni, 0.27% Cu, 21 ppb Pt and 10 ppb Pd**. Mineralization is disseminated and can reach up to 10% pyrrhotite and traces to 1% chalcopyrite. The host rock is a medium-grained gabbronorite.

Regarding the Qarqasiaq area, the values obtained by Osisko in 1998 on the QC-1 showing- the richest nickel occurrence in the Qarqasiaq area- could not be repeated. In fact, channel sampling was done on two different sites 20 meters apart to test the real extent of mineralization. Best values returned in channel samples are **0.12% Ni, 0.72% Cu, 70 ppb Pt, 289 ppb Pd over 3 meters** and **0.41% Ni, 0.20% Cu, 170 ppb Pt, 541 ppb Pd over 2 meters.**

A ground-based low-temperature SQUID survey was done over some portions of the Kyak intrusion. More SQUID surveys will also be performed in a near-future over the rest of Kyak and Qarqasiaq Blocks. Following the TDEM survey the best squid anomaly should be tested at depth.

Past exploration activities suggest that the Payne Bay property has a good potential for hosting a large low grade, near-surface Ni-Cu deposit in the Kyak intrusion and Raglan-style orebodies in ultramafics of the Qarqasiaq area. A drilling campaign is highly recommended to test these two blocks of claims which were only sporadically drilled in the late 1960's and between 1999 and 2001. Furthermore, a follow-up is also recommended on known Ni-Cu-PGE mineralization alonf Chaunet Lake where showings are discontinuously distributed along a 3.5 km distance.

ITEM 4 INTRODUCTION

This report provides the status of current technical geological information relevant to the 2011 exploration program conducted by Virginia Mines on the Payne Bay property in Québec. It has been prepared in accordance with the Form 43-101F1 Technical Report format outlined under NI-43-101. The report also provides recommendations for future work.

All information and data contain in this report or used in its preparation were obtained either from the last exploration campaign or from previous geological reports related to this property as shown in the reference section.

ITEM 5 DISCLAIMER

The first author Pascal Simard, B.Sc. in geological engineering and junior engineer, was involved with the second author in prospecting, mapping and collecting rock samples during the summer. The second author François Huot, Ph.D. in marine geosciences and senior project geologist, has supervised operations on the Payne Bay Project since 2010. The third author Paul Archer, M.Sc. in geological engineering and Vice-president Exploration and Acquisitions, reviewed and corrected the present report.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Payne Bay Property is located between 8 and 30 kilometers north of Kangirsuk, on the western shore of Ungava Bay in Nunavik (Fig. 1). Since November 2010, the property includes two major blocks of claims. Additional claims were taken to fill the gap between the former Qarqasiaq, Chaunet and Des Chefs blocks in the north. The southeastern part of the property is known as the Kyak Block. These two major blocks includes 471 designated claims for a total of 18,890 hectares. Refer to figure 2 and 3 for the location of claims and appendix I for the complete list.

The coordinates of Kangirsuk and maps covered by the project are:

Latitude:	60°01' 13" N
Longitude:	-70°01' 06" W
NTS sheets:	25 C/04, D/01 and D/08
UTM zone:	19 (Nad27)
UTM coordinates:	443250 E
	6653900 N

Virginia Mines Inc. ["**Virginia**"] holds a 100% interest in the property. The southern part of the Qarqasiaq Block is located within Category I Land, which is controlled by the Saputik Land Holding Corporation of Kangirsuk. The corporation gave permission to carry out exploration work on Category I Land in 1999-2000 through a lease giving access to the area. A new 3-year lease was signed with the corporation during Fall 2008 and expired at the end of May 2011. Since the agreement has not been renewed yet, no exploration work was carried out in Category I Land during Summer 2011. During spring 2010, Virginia entered into a joint venture agreement with

Anglo American Exploration (Canada) Ltd [“**AAEC**”]. In order for AAEC to earn a 50% interest in the property, that company has to spend CA $4 million in exploration expenditures over a 6-year period.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the northern village of Kangirsuk is provided by Air Inuit which offers regular flights from Montréal and Québec via Kuujjuaq. First Air also provides flights to Kuujjuaq. The whole property is easily accessible all-year round by helicopter, whereas floatplanes and all-terrain vehicles can be used in specific areas during summer. When snow covers the landscape, snowmobile is an effective means of transportation to reach the claims. Large cargo can be sent to Kangirsuk by air transportation, but may also be shipped by boats at cheaper prices using services provided by Taqramut Transport Inc. which supplies the village during the summer season. Local resources in Kangirsuk include accommodations, groceries, fuel and some limited services.

The property, located well above the tree line, is entirely covered by tundra. High terrains commonly consist of extensive exposures of outcrops. The landscape is locally rugged with escarpments oriented into a NW-SE direction. Altitude varies from 50 to 800 metres. Lakes are abundant but tend to be relatively small and have a shallow depth. Summer field season is short, with temperatures ranging between 0 and 20°C from late June to late September, during which outcrops are generally free of snow. Weather conditions become increasingly unpredictable late in the field season with fog, sleet, snow squall and high winds occurring frequently mainly due to the proximity of the Ungava Bay.

ITEM 8 HISTORY

Exploration work in the Payne Bay area historically focussed on iron ore along the margin of the Roberts Syncline (Fig. 4), with documented activity beginning in 1938 and persisting intermittently until the mid 1960’s. Although substantial iron deposits were discovered, none were put into production. The Kyak intrusion was investigated briefly in the 1960’s and early 1970’s for its nickel potential, with exploration work including two independent airborne EM-MAG surveys, grid mapping and prospecting, limited ground geophysical surveys, as well as 2,850 metres of drilling (26 holes, EX core) (Dubuc, 1968; Séguin, 1970; Bergmann, 1973). Ground work was essentially limited to a 1.25 kilometre by 1.5 kilometre zone covering the northernmost portion of the basal peridotite, the southern extension of which was essentially ignored. No additional work was done over the Kyak intrusion until 1986, when the northeastern half of the intrusive complex was subject to reconnaissance mapping for PGE mineralization.

Other mafic/ultramafic complexes in the Roberts Syncline were apparently not systematically explored for nickel prior to the acquisition of permits by Osisko in the late 1990’s. The La Fosse Platinum Group prospected the Chaunet Lake area in 1987 discovering a few occurrences of anomalous tenors in platinum and palladium in gabbro and ultramafics sills (Ward, 1988). Despite these findings, commonly associated with significant amounts of chalcopyrite, pyrrhotite and pentlandite, nickel and copper were not analyzed. In 1966, the Québec Government also mapped the Chef Lake region, reporting the occurrence of a serpentinite massif at Chaunet Lake, in particular (Hardy, 1968).

After a compilation of the area north of Kangirsuk, Osisko carried out a 10-day reconnaissance mapping and prospecting program during summer 1998. Their work in the northern portion of the Qarqasiaq complex resulted in the discovery of several nickel showings. Virginia optioned the property in December 1998 and an airborne frequency-domain EM-MAG survey was immediately flown over the Qarqasiaq, Chaunet East and Chaunet West complexes. Another field program was carried out during summer 1999, focussing mainly on the Qarqasiaq complex but also covering portions of the Chaunet complex. Prospecting and mapping were completed over selected airborne EM-MAG anomalies in the Qarqasiaq complex, followed by gridding, detailed mapping, limited ground geophysics (MaxMin, Mag) and a 7-hole reconnaissance drilling program, totalling 480 metres. A small drill rig was used and technical problems limited drilling to targets less than 70 metres deep.

Exploration focus switched to the Kyak intrusion in the summer of 2000 (Kiddie and Mungall, 2000). Detailed geological mapping and prospecting were carried out over the peridotite lobes at the base of the Kyak intrusion. Ground magnetic and DEEPEM surveys were also performed. The final phase of the 2000 program entailed a 6-hole, 1,556-metre drill program. A second program including nine holes for a total of 1,648 metres was carried out the following summer on one specific peridotite lobe (Muskox lobe). Several holes in both drilling phases were surveyed by borehole Pulse EM.

Realizing that this fertile Ni-Cu±Co±PGE property had never been probed using a modern helicopter-borne TDEM survey, Virginia - operator of the project since 2008 - contracted Aeroquest Ltd. to undertake a geophysical survey of the entire property using the AeroTEM IV system. The survey, totalling 1,352 linear kilometres, was completed in October 2008 over the four former blocks of claims. Lines were flown at 150-metre spacing.

During summer 2010, Virginia Mines and AEEC conducted prospecting and reconnaissance mapping on all four blocks of claims. The main objectives were to visit all known Ni-Cu-PGE showings, find additional mineralized occurrences and to develop drill targets.

ITEM 9 GEOLOGICAL SETTING

9.1. Regional geology

The property is located at the northern extremity of the New Québec Orogen. The New Québec Orogen (NQO, also known as the Labrador Trough) represents the northeastern extension of the Trans-Hudson Orogen, an early Proterozoic collisional zone that borders the Superior Province. The NQO is an 800-kilometre long northwest-trending orogenic belt (2.17 – 1.87 Ga) that separates the Superior Province from the Churchill (Rae) Province. The Trans-Hudson Orogen also includes the Thompson Belt (Manitoba) and the Cape Smith Belt (Québec), both of which host important nickel mining camps.

The Payne Bay Property lies within the Roberts Syncline (Fig. 4). In this area, the contact between supracrustal rocks of the NQO and Archean gneisses of the Superior Province is a thrust fault. The allochthonous units were folded into a synclinal structure 20-kilometre wide and 80-kilometre long that plunges gently to the southeast. The Roberts Syncline is rimmed by sedimentary rocks (iron formation, turbidites, sulphidic/graphitic mudstone and minor dolomite) and cored by a thick sequence of basalt containing interbeds of sulphidic/graphitic mudstone. The basaltic pile is intruded by abundant gabbro sills and by several tabular, undulating mafic-ultramafic complexes (Hardy, 1976; Kiddie 1999a).

9.2. Property geology

The Payne Bay Property includes important mafic/ultramafic complexes that have up to 1000 metres in apparent thickness and a cumulative strike length of 50 kilometres. The 16 kilometre-long Qarqasiaq complex includes gabbro, peridotite and basalt. Several peridotite-gabbro units within the Qarqasiaq complex, interpreted as subvolcanic feeders, have mineralized discordant bases that thermally and mechanically eroded the underlying sediments. The complex may also include possible flows with thick (100 metres) peridotitic olivine cumulates. The Qarqasiaq complex is similar in style and in composition (parental liquid of about 16% MgO) to the prolific Raglan complex in the Cape Smith Belt (published overall mineral resources of 32 Mt @ 2.96% Ni and 0.89% Cu as of June 30th 2010) (data calculated from Xstrata website at http://www.xstratanickelraglan.ca/FR/Operations/Pages/Geologie.aspx).

The Chaunet complex consists of several stacked gabbro-pyroxenite-peridotite sills, in part sheared and dismembered, that were intruded near a thick graphitic-sulphidic schist unit. The Des Chefs Block contains a lithological package similar to that in Chaunet except that ultramafic rocks are scarce and limited to pyroxenite.

The Kyak intrusive complex, situated on the eastern limb of the Roberts Syncline, was overturned during the Hudsonian Orogeny. It now occurs as a continuous, vertically dipping layered sequence striking northwest-southeast and younging to the southwest. The intrusion is associated with a prominent 43 mgal residual Bouguer gravity anomaly. The base of the complex comprises a heterolithic package that includes a number of large and discontinuous peridotite/norite lobes inferred to have been formed as early olivine-rich lag deposits accumulated from vast volumes of through-going noritic magmas.

ITEM 10 DEPOSIT TYPES

The Payne Bay Property is known to host several occurrences of Ni-Cu±Co±PGE mineralization hosted in ultramafic and mafic rocks. Showings found in the Qarqasiaq area show strong geological similarities with the mineralized lenses at Raglan Mine located 240 kilometres to the northwest and with komatiite-hosted deposits in Western Australia. In this type of deposits, ore may have magmatic, hydrothermal/metamorphic or tectonic origins (Barnes, 2006). In a broad sense, magmatic mineralization is typically found at the base of the ultramafic unit, trapped in channels, troughs and/or structural embayments (faults) and even as disseminations in large bodies. Hydrothermal/metamorphic and tectonic mineralizations are commonly associated to magmatic ones but are found, respectively, in veins in the adjacent metasedimentary footwall, and in shear zones and fold hinges remobilized away from the host rocks. Komatiite-associated orebodies are relatively small (a few million tons each) but they tend to form clusters which turn them into economic deposits. Moreover, they contain high nickel tenors commonly coupled with high contents in copper and platinum-group elements. Some of the best known examples to date are found in the Archean Yilgarn Craton of Western Australia (31.5 Mt / Hronsky and Schodde, 2006) and in the Proterozoic Cape Smith (Raglan) Belt in Nunavik (Dufresne and Lesher, 1992). The Ni-Cu±Co±PGE showings at Qarqasiaq have been classified by Clark and Wares (2004) as mineralization hosted in picritic basalt (Type 10A) and aphyric gabbro±peridotite (Type 10B).

Nickel and copper mineralizations are also found at several locations in the Kyak Block. In such cases, showings are hosted in ultramafic and gabbronorite facies which are part of the large polyphased Kyak intrusion. According to Clark and Wares (2004), the Twins Lake showings may be categorized as magmatic Cu-Ni±Co±PGE occurrences in aphyric gabbro±peridotite. The Central and Muskox showings may also be included into the same category of ore deposits. Mineralization in the Kyak intrusion is found in a variety of rock types which includes gabbro, gabbronorite, norite, troctolite and harzburgite. All of these lithologies are found in the eastern part of the intrusion which is interpreted as the lower half of the magmatic chamber. Such Ni-Cu-bearing geological settings are uncommon worldwide. The Early Paleoproterozoic Burakovsky layered pluton located in the Baltic Shield, which hosts a chromitite horizon, shows strong lithological similarities (http://www.largeigneousprovinces.org).

ITEM 11 MINERALIZATION

For additional description concerning each occurrence refer to the geological reports by Séguin (1970), Ward (1988), Mungall (1998), Kiddie (1999a, 1999b, 2001), Kiddie and Mungall (2000) and to the technical report by Huot et al. (2010). Description below is divided according to the four former blocks of claims.

11.1. Qarqasiaq Block

Fieldwork by the Québec Governement (Hardy, 1976), by La Fosse Platinum Group (Ward, 1988) and by Osisko (Mungall, 1998) on the 16-kilometre long Qarqasiaq ultramafic complex led to the discovery of up to 11 Ni-Cu±Co±PGE showings scattered over a 7.5-kilometre strike length within two structurally distinct units, the lower Tasikutaak and the upper Qarqasiaq. The 1999 program by Osisko resulted in the discovery of three additional showings in this complex (Kiddie, 1999b). The best PGE values (0.61 g/t Pt and 0.79 g/t Pd) obtained by La Fosse Platinum Group come from a sample collected at the base of a sulphide-rich ultramafic sill, some 90 metres northwest of QB2 showing.

Mineralization within the upper Qarqasiaq unit (Q series peridotites) occurs near the base of semi-discordant lobate peridotite bodies that show little magmatic differentiation and evidence of footwall basalt/sediment assimilation. Showings in the Qarqasiaq unit contain relatively high Ni and Co tenors with grab samples of massive sulphides assaying up to 6.5% Ni and 0.34% Co according to Osisko. Samples collected during the 2010 summer confirmed that mineralization related to the Qarqasiaq unit has higher tenors in Ni-Cu±Co±PGE than that in the Tasikutaak unit. However, the latter unit has longer mineralized lenses at surface. Recalculation of massive and disseminated sulphide samples to 100% sulphides for the Qarqasiaq unit rocks yielded high nickel (average 4.91% Ni) and cobalt tenors (average 0.28% Co) with large fluctuations in copper (0.11%-3.48% Cu) (Mungall, 1998).

Lenses of semi-massive to massive sulphides within the Tasikutaak unit (T series peridotites) generally show poor metal tenors (average of 0.9% Ni in massive sulphide equivalent) and are associated, according to Mungall (1998), to picritic lava flows that have basal olivine cumulates (maximum 150-metre thick). The exception at Tasikutaak is the TA1 showing with 4.6% Ni in massive sulphide equivalent.

Mineralization at TB2 consists in disseminated, semi-massive and massive sulphides located at the base of a large peridotite body of the Tasikutaak unit. At the site of the showing, which has visible dimensions of at least 13 x 9 metres, the lowermost 4.2 metres of the ultramafic unit consists of semi-massive to massive sulphides hosted in gabbro and pyroxenite. This horizon is followed upward (towards the east) by pyroxenite grading into peridotite containing disseminated sulphides. A chalcopyrite-rich vein, about 5-7 centimetre thick, crosscuts the mineralized pyroxenite. This vein suggests that sulphide remobilization has occurred.

Mineralization at TC2 consists of a highly-weathered massive sulphide horizon at least 45-metre long and up to 3 metres in thickness. This mineralized occurrence is located at the contact between gabbro [or basalt according to Mungall (1998)] and peridotite on the western and eastern sides, respectively. An EM anomaly is associated to that showing. A 15 to 20-centimetre thick lens of massive sulphides, returning 0.63% Ni, 0.08% Cu, 0.12% Co, 11 ppb Au, 0.14 g/t Pt and 0.78 g/t Pd, was discovered in 2010 approximately 50 metres to the north of TC2 along the contact between the lower mafic and the upper ultramafic lithologies. This occurrence is hosted in gabbro/basalt and may represent a mineralized shoot near the base of the peridotite, located five metres to the east.

11.2. Chaunet Block

The vast majority of mineralized occurrences in the Chaunet Block consist of pyrrhotite-rich gossans with minor chalcopyrite and sphalerite. These sulphides are hosted in basaltic rocks and in graphitic mudslate/schist juxtaposed to the basaltic sequence. Anomalous contents in Cu and Zn are present but do not exceed 0.2% Cu and 0.5% Zn.

Prospecting by Osisko led to the discovery of one nickel mineralized zone (Chaunet Lake showing) at the base of the Chaunet West complex (Kiddie, 1999a). More precisely, the showing had already been sampled by La Fosse Platinum Group (up to 0.12 g/t Au, 31 ppb Pt and 0.61 g/t Pd) (Ward, 1988). However, that latter company did not analyze its samples for Ni and Cu values. The Chaunet Lake showing is hosted by a gabbro sill exposed along the lakeshore of the southern extremity of Chaunet Lake. Grab samples of mineralized outcrops and boulders assayed an average of 0.32% Ni and 0.36% Cu reaching up to 0.98% Ni and 1.29% Cu (Kiddie, 1999a). Recalculation of the samples to 100% sulphides yielded an average of 3.77% Ni.

La Fosse Platinum Group reported other PGE occurrences in peridotite and gabbro along the shoreline of Chaunet Lake. Ward (1988) also mentioned that significant copper, nickel and cobalt values were obtained in 1962 in gabbro on the eastern side of Chaunet Lake (1.3% Cu, 1.1% Ni, 0.11% Co) but specifies that the exact location of sampling is not known.

Several peridotite/pyroxenite boulders were sampled in 1999 in the area of Adamie Lake, near the extrapolated extension of an ultramafic sill. These boulders contained disseminated sulphides with anomalous values in Ni and Cu. One of them, with 3.10% Cu (Kiddie, 1999a), was resampled in 2010 and yielded 0.30% Ni, 0.62% Cu and 0.49 g/t Pd (sample #192243). This latter result is more representative of the whole composition of the boulder. Another pyroxenite boulder (#192333), found 100 metres west of sample #192243, returned 0.67% Ni, 0.76% Cu, 0.16 g/t Pt and 0.72 g/t Pd.

11.3. Des Chefs Block

Ultramafic units in this area are restricted to a few occurrences of pyroxenite associated to gabbro. In 2010, one sample taken from gabbro-hosted semi-massive sulphides composed of 50% pyrrhotite with less than 1% chalcopyrite returned 0.04% Ni, 0.16% Cu, 0.01% Co, 52 ppb Au, <5 ppb Pt and 8 ppb Pd. A mineralized graphite-bearing mudslate also returned 40 ppb Au, 0.04% Cu and 0.15% Zn.

11.4. Kyak Block

At least 28 sulphide showings were defined in mafic and ultramafic lithologies of the Lower Series of the Kyak intrusive complex (Kiddie and Mungall, 2000). Most of these showings occur in the Muskox, Central, Twin Lakes and Northern ultramafic lobes, as defined by Osisko. Ten of these showings contain semi-massive and/or net-textured sulphides having nickel tenors ranging from 0.86% to 2.90% with lower values in copper and negligible PGEs. Concentrations of sulphides appear almost at random within individual peridotite-norite lobes, having been observed at upper and lower interpreted margins, as well as within the middle portions of the lobes. The main nickel occurrences are known as Twin Lakes-1 through Twin Lakes-3, Central-1 through Central-5, Muskox-1 trough Muskox-9 and Norite Dyke. Additional mineralization up to 0.69% Ni and 0.84% Cu was discovered in the Central and Muskox lobes in 2010.

Among the 15 holes drilled by Osisko in Central and Muskox ultramafic lobes, only two (DDH PB00-03 and DDH PB01-11) encountered significant mineralization. In DDH PB00-03, composite and widely-spaced sampling gave 0.48% Ni and 0.18% Cu over 321 metres. DDH PB01-11, drilled 213 metres southeast of DDH PB00-03, returned 0.48% Ni and 0.17% Cu over 33.2 metres with only 2-3% disseminated pyrrhotite and pentlandite. Both of these holes were done in the Muskox Lobe. We had a look at these rocks in summer 2011 and realized that, despite common disseminated mineralization, the core lacks substantial sampling. Relogging and additional sampling are highly recommended.

The Twin Lakes ultramafic Lobe also hosts substantial mineralization. The lobe was drilled in 1969 by Premium Iron Ore (Séguin, 1970). The ultramafic unit has an oval shape at least 90 metres long and 30 metres wide. Its long axis lies in a north-south direction plunging steeply to the north. Premiun Iron Ore intersected two types of lithologies mineralized with Ni- and Cu-rich sulphides. The most significant one is the peridotite itself which graded up to 0.58% Ni and 0.62% Cu over 14.8 metres. That mineralized zone, located in the core of the peridotite lobe, extends at least 50 metres vertically and remains open at depth. Gabbro, located on the southern edge of the peridotite lobe, is the second type of mineralized rock. The mineralized horizon contains 0.59% Ni and 0.46% Cu over 7.6 metres. Séguin (1970) concluded that the gabbro-hosted mineralization does not appear to be consistent. On the other hand, he suggested that mineralization in peridotite is related to a brecciated structure and that, most likely, it persists at greater depth. According to that author, it can hardly be expected that the mineralized zone would be of greater dimensions unless the size of the peridotite "pipe" itself increases at greater depth.

At Kyak, mineralization is also found in gabbronoritic rocks located near ultramafic lobes. One of these examples is the Central-2 showing which is at least 65 metres long and 2-8 metres wide. Grab samples returned a maximum of 0.17% Ni and 0.32% Cu. In 2010, additional gossans in gabbronorite were sampled. One of them, located between Central and Northern lobes, corresponds to an irregular rusty zone covering about 15-20 m^2. This gabbronorite, locally containing 5% pyrrhotite and 1% chalcopyrite, returned 0.36% Ni, 0.30% Cu, 0.02% Co, 6 ppb Pt and 14 ppb Pd for only 3.96% S.

ITEM 12 EXPLORATION

The summer 2011 field program focused mostly on the new claims staked in the northern portion of the property. More than 90% of these claims were prospected. The rest of the campaign was split between the Kyak area and the former Des Chefs, Qarqasiaq and Chaunet blocks of claims. No work was done in the southern part of the Qarqasiaq area enclosed in the Category 1 Land. A couple of days were spent on relogging some drill cores extracted by Osisko from the Central and Muskox ultramafics (Kyak).

The main objectives were to find additional mineralized occurrences and develop new drilling targets. The geological crew was composed of employees from Virginia and AAEC, plus a consultant. The staff from Virginia included François Huot (senior project geologist), Pascal Simard (geologist) and Alexandre Martel (geological technician). The AAEC staff included Marc-Antoine Laporte (senior geologist), Pascal Paré (geophysicist) and Guillaume Royer (geological technician). Pierre Poisson, consultant geologist for Muroc, was also part of the prospecting team. Adamie Thomassie and Jeeka Kudluk, two Inuit from Kangirsuk, accompanied us on the field during the whole campaign.

Field activities started on July 6th with the mobilization of AAEC crew together with the Abitibi Geophysics team who had to proceed to the low-temperature SQUID survey. On July 25th, the AAEC crew demobilized and was replaced by the Virginia team. On August 9th, Marc-Antoine Laporte and Guillaume Royer returned to Kangirsuk. Fieldwork continued until demobilization on August 22nd. A total of 48 field days were spent during the campaign. Clément Dombrowski (AAEC) visited the property from August 17th to 20th. An Astar 350 BA+ supplied by Héli-Transport was used on a daily basis for field operations. Cuisine VB Ltée (Val-d'Or) took care of cooking and grocery ordering. The prospecting crew lodged at the Coop Hotel while the Abitibi Geophysics team and cooks stayed at the Saputik Hotel. The kitchen facilities were also located in this latter hotel.

This section summarizes field observations and gives all results from the recent field campaign. The reader is referred to Appendix I to IV for the complete list of claims, geological abbreviations, samples and description of outcrops and boulders. The certificates of analyses are also available in appendix V.

During the summer a total of 1722 outcrops and 33 boulders were described (Figs. 5 to 10) from which 508 were sampled (Figs. 11 to 13). Among the 508 samples, 476 were collected from outcrops and 32 from boulders. Two sampling channels for a total of seven meters were realized and sampled.

About 90 % of the new claims linking the former Qarqasiaq Chaunet and Des Chefs blocks were prospected without any new discoveries. This portion of the Roberts Syncline is characterized by basaltic rocks with narrow ultramafic sills without significant mineralization. Most of the mineralized occurrences – restricted to disseminated pyrrhotite - occur in mafic pillow lavas. Traces of chalcopyrite were rarely observed. The best gold value returned **0.42 g/t** and was obtained in a basaltic rock (Table 1, Fig. 16). The best values for base metals are **0.22% Cu, 0.11% Ni and 0.32% Zn** and come from a thin horizon of black graphitic mudstone with pods of massive sulphides mostly composed of pyrrhotite.

Table 1: MEA anomalous values

Sample	Easting	Northing	Occurrence	Au (ppm)	Ag (ppm)	Cu (ppm)	Ni (ppm)	Zn (ppm)
231641	434698	6681153	Outcrop	0,230	2,5	2150	1015	3200
231677	438030	6674777	Outcrop	0,118	0,4	151	230	76
231684	438051	6678041	Outcrop	0,428	<0,2	309	10	49
231808	427892	6670411	Outcrop	0,026	2,8	11650	657	248
231815	427911	6670369	Outcrop	<0,005	<0,2	1645	1270	8
231602	431482	6671390	Boulder	0,019	3,5	17800	5420	149
231689	437464	6679375	Boulder	0,050	<0,2	1090	261	736
231809	427895	6670408	Boulder	<0,005	1,3	4660	>10000	<2

12.1. Qarqasiaq Area

Up to 14 Ni-Cu±Co±PGE showings were discovered in the Qarqasiaq area since the beginning of exploration work. No new showing was discovered in this area in 2011. We revisited a few of these showings and collected additional samples. Refer to table 2 for all anomalous Ni-Cu-PGE values from outcrops and boulders.

The QC-1 showing is the richest nickel occurrence in the Qarqasiaq area based solely on grab samples. We proceeded to channel sampling on two sites about 20 meters apart in order to test the real extent of the mineralization at this showing (Figure 17). Semi-massive sulphides were described over approximately 1 meter and are characterized by 50-60% pyrrhotite, 1% chalcopyrite and traces of pentlandite. The host rock is considered to be a sheared olivine-bearing pyroxenite located underneath the thick peridotitic Qarqasiaq sill. The basaltic and sedimentary footwall crops out less than 3 metres on the western side of the showing. Values obtained by Osisko in 1998 (6.5% Ni, 0.09% Cu, 0.32% Co, 0.54 g/t Pt and 0.31 g/t Pd) were not repeated in channel sampling. The best values returned by channelling are **0.12% Ni, 0.72% Cu, 70 ppb Pt, 289 ppb Pd over 3 meters** and **0.41% Ni, 0.20% Cu, 170 ppb Pt, 541 ppb Pd over 2 meters**. Refer to table 3 for values of individual samples obtained in these channels.

More mapping south of QC-1 confirmed the presence of widespread disseminated mineralization in the peridotititic sill. However, despite disseminated pyrrhotite and traces of chalcopyrite, no anomalous tenor was revealed.

Additional sampling near QB-4 showing, located near the contact between the basalt/sediment footwall and the base of the peridotic unit, returned 2.37% Ni, 0.37% Cu, 0.57 g/t Pt and 0.33 g/t Pd in a boulder. The sulfur content is 27.7%.

Table 2: Ni-Cu-PGE anomalous values

Sample	Occurence	Easting	Northing	Ni (ppm)	Cu (ppm)	Co (ppm)	Au (ppb)	Pt (ppb)	Pd (ppb)	Location
231502	Boulder	433062	6669522	950	1465	112	5	53	188	New value, south of Chaunet Lake
231523	Outcrop	427628	6671459	2270	733	157	10	44	138	Qarqasiaq, QC-1; Resampling
231528	**Outcrop**	**447289**	**6662862**	**1940**	**2690**	**182**	**10**	**21**	**10**	**NW of central lobe, Kyak, New showing**
231602	**Boulder**	**431482**	**6671390**	**4980**	**17040**	**268**	**29**	**690**	**2080**	**South of Qarqasiaq**
231645	Outcrop	434598	6669477	487	137	53	<1	11	54	South of Chaunet Lake
231758	Outcrop	434398	6669728	756	383	75	3	17	81	South of Chaunet Lake
231773	Outcrop	434588	6671395	271	4100	94	13	16	18	Chaunet Lake Area
231793	Outcrop	449982	6660002	509	4320	168	33	14	13	Muskox, Kyak
231809	**Boulder**	**427895**	**6670408**	**23700**	**3700**	**933**	**5**	**569**	**326**	**Qarqasiaq, QB-4**
231818	Outcrop	450048	6660894	1575	2580	166	5	9	3	Muskox, Kyak
231842	Outcrop	449250	6661549	4770	1805	505	16	<5	21	Central 4,Kyak
231854	Outcrop	433030	6671690	1030	227	105	1	52	289	Chaunet Lake showing, Resampling
231863	Outcrop	432945	6672130	1005	1175	133	6	43	48	Chaunet Lake Area
231866	**Outcrop**	**432432**	**6672982**	**408**	**706**	**57**	**3**	**30**	**70**	**1.5 NW of Chaunet Lake, New showing**
231867	**Outcrop**	**432265**	**6672997**	**1445**	**414**	**84**	**3**	**68**	**377**	**1.5 NW of Chaunet Lake, New showing**
231868	**Outcrop**	**432267**	**6673008**	**473**	**1020**	**49**	**2**	**30**	**129**	**1.5 NW of Chaunet Lake, New showing**
231869	**Outcrop**	**432273**	**6673038**	**1115**	**4540**	**102**	**12**	**87**	**429**	**1.5 NW of Chaunet Lake, New showing**
231871	Outcrop	427975	6670290	382	2040	218	9	<5	14	Qarqasiaq, QB-4; Resampling
231879	Outcrop	450619	6660150	1520	2170	251	58	<5	2	Muskox 1, Kyak
231901	Boulder	433013	6671713	4170	1225	223	7	149	676	Chaunet Lake showing, Resampling
231902	Boulder	433014	6671710	2640	1500	149	9	142	798	Chaunet Lake showing, Resampling
231912	Outcrop	432516	6672425	426	297	51	4	13	51	Chaunet Lake Area
231913	**Outcrop**	**432273**	**6672982**	**717**	**3350**	**80**	**8**	**87**	**299**	**1.5 NW of Chaunet Lake, New showing**
231914	**Outcrop**	**432271**	**6672991**	**1400**	**2060**	**73**	**9**	**102**	**232**	**1.5 NW of Chaunet Lake, New showing**
231915	**Outcrop**	**432274**	**6672962**	**2010**	**6950**	**187**	**13**	**141**	**691**	**1.5 NW of Chaunet Lake, New showing**
231916	**Outcrop**	**432270**	**6672951**	**4240**	**3800**	**194**	**7**	**108**	**576**	**1.5 NW of Chaunet Lake, New showing**
231920	Outcrop	450589	6660746	9910	2030	706	12	43	61	Muskox 7, Kyak
231935	Outcrop	448857	6661805	6740	1760	353	16	10	4	Twin Lake, Kyak
231936	Outcrop	448761	6661759	2260	1720	185	6	12	12	Twin Lake, Kyak
231938	Outcrop	448789	6661733	240	1970	377	2	<5	<1	Twin Lake, Kyak
231940	Outcrop	427591	6671503	2440	565	146	3	65	219	Qarqasiaq, QC-1; Resampling
231941	Outcrop	427597	6671501	1810	652	117	7	28	91	Qarqasiaq, QC-1; Resampling
231953	Outcrop	427625	6671450	1410	530	123	3	29	87	Qarqasiaq, QC-1; Resampling
231954	Outcrop	427629	6671453	1965	792	149	2	49	166	Qarqasiaq, QC-1; Resampling

231955	Outcrop	427629	6671453	1555	337	119	<1	26	81	Qarqasiaq, QC-1; Resampling
231956	Outcrop	427633	6671455	1745	772	133	5	26	100	Qarqasiaq, QC-1; Resampling
231965	Outcrop	429955	6683272	30	11650	31	20	<5	<1	Outside claims
232005	Outcrop	449223	6661783	3220	3470	210	27	15	13	Central lobe, Kyak
232006	Outcrop	449226	6661991	2080	1495	136	11	<5	10	Central lobe, Kyak
232009	Outcrop	447928	6661567	2310	1895	231	8	22	36	East of Twin lakes
232012	Outcrop	431114	6674536	446	304	64	1	25	69	Chaunet Lake Area
232083	Boulder	427620	6671451	1995	581	144	2	52	171	Qarqasiaq, QC-1; Resampling
232136	Outcrop	427753	6670982	5030	3410	338	35	176	447	Qarqasiaq, QB-2; Resampling
232139	Outcrop	431326	6674586	243	480	50	<1	10	50	Chaunet Lake Area
232140	**Outcrop**	**431436**	**6674427**	**783**	**632**	**94**	**6**	**50**	**153**	**3.5 km NW of Chaunet Lake, New showing**
232141	**Outcrop**	**431436**	**6674447**	**665**	**390**	**79**	**3**	**39**	**117**	**3.5 km NW of Chaunet Lake, New showing**
232142	**Boulder**	**431434**	**6674430**	**1620**	**3950**	**168**	**10**	**107**	**297**	**3.5 km NW of Chaunet Lake, New showing**
232143	**Boulder**	**431423**	**6674412**	**1385**	**638**	**113**	**1**	**72**	**220**	**3.5 km NW of Chaunet Lake, New showing**
232145	**Outcrop**	**431496**	**6674387**	**1055**	**2720**	**137**	**8**	**59**	**188**	**3.5 km NW of Chaunet Lake, New showing**
232146	**Outcrop**	**431511**	**6674374**	**1130**	**2360**	**115**	**10**	**65**	**168**	**3.5 km NW of Chaunet Lake, New showing**
232149	Boulder	431762	6673835	143	216	44	16	51	35	Lac Chaunet Area

Table 3: Channel sampling values

Channel #	Sample	Easting	Northing	From (m)	To (m)	Ni (ppm)	Cu (ppm)	Co (ppm)	Au (ppb)	Pt (ppb)	Pd (ppb)
Channel-1	231942	427585	6671505	0	0.5	1770	1025	122	5	43	134
Channel-1	231943	427586	6671505	0.5	1	2480	3080	159	7	70	327
Channel-1	231945	427586	6671505	1	2	6150	1975	330	15	284	851
Channel-2	231947	427589	6671506	0	1	4030	979	240	9	166	631
Channel-3	231948	427591	6671514	0	1	178	1875	48	12	<5	298
Channel-3	231949	427591	6671513	1	2	1185	18000	100	28	114	255
Channel-3	231951	427592	6671513	2	3	2380	1760	176	2	92	313

12.2. Chaunet Area

The Chaunet Lake showing, consisting of disseminated pyrrhotite, chalcopyrite and pentlandite in gabbroic to pyroxenitic sills, previously returned 0.54% Ni, 1.29% Cu, 0.1 g/t Pt and 1.25 g/t Pd from a gabbroic boulder. We spent a couple of days prospecting and resampling the immediate area of this showing in 2011. Best values obtained from an angular gabbroic boulder located at the base of the slightly rusted escarpment yielded **0.41% Ni, 0.12% Cu, 0.15 g/t Pt and 0.68 g/t Pd**, well below tenors published by Osisko. The sampled boulder contains 10% pyrrhotite and 1% chalcopyrite. Other similar mineralized boulders were sampled in a 10 m radius. All of these boulders were most probably detached from the same cliff. The Chaunet Lake showing seems to have limited extensions and is characterized by discontinuous and small rusty zones.

Additional prospecting in the vicinity of the showing turned out to be quite positive as more disseminated mineralization was found northwest of the main showing. The most interesting occurrence was found 1.5 km northwest of Chaunet Lake showing (Picture 1, Fig. 14). It consists of discontinuous rusty metric zones scattered over 50 m long and 10 m wide hosted in a medium-grained pyroxenite (mainly clinopyroxenite) in the upper part of a cliff bordering Chaunet Lake. The best result returned **0.20% Ni, 0.70% Cu, 141 ppb Pt and 691 ppb Pd** in a clinopyroxenite with 5% pyrrhotite, traces to 1% chalcopyrite and local native copper. A total of seven anomalous samples were collected from that new showing. Other mineralized occurrences were found 3.5 km northwest of the Chaunet Lake showing along the same clinopyroxenitic horizon. The best values come from an angular boulder that returned **0.16% Ni, 0.4% Cu, 107 ppb Pt and 297 ppb Pd (Picture 1).** That boulder was detached from a nearby outcrop. Five other anomalous boulders and outcrops were found scattered over a 35 meters by 100 meters area. Mineralization is hosted in a pyroxenitic to gabbroic horizon. Described sulphides include 2-5% pyrrhotite (most probably with pentlandite), traces to 1% chalcopyrite and local traces of native copper.



Picture 1. General view of the newly-found mineralized occurrence located 1.5 km northwest of Chaunet Lake showing.



Picture 2. Pyroxenitic boulder composed of 2-5% pyrrhotite and traces of chalcopyrite located 3.5 km northwest of the Chaunet Lake showing.

12.3. Des Chefs Area

No new showing discovered or and no anomalous value from rock samples collected during summer 2011.

12.4. Kyak Block

By the end of the 2011 summer campaign, prospecting in the nortwestern part of the Kyak Block allowed to discover a gossan characterized by irregular and discontinuous rusty patches in medium-grained gabbronorite, next to a peridotitic body (harzburgite) (Picture 3). The largest rusty zone is roughly 25 metres by 15 meters. Grab samples returned maximum values of **0.19% Ni, 0.27% Cu, 21 ppb Pt and 10 ppb Pd** (Fig. 15). Mineralization is disseminated and reaches up to 10% pyrrhotite and <1% chalcopyrite locally. This geological setting is reminiscent of that around the Central ultramafics. Most of other anomalous values obtained in 2011 come from samples collected at or near already known showings. No other discovery was done on the Kyak Block.



Picture 3. Newly-discovered Ni-Cu showing located in the northwestern corner of the Kyak Block.

ITEM 13 DRILLING

No drilling was done in 2011. Refer to reports written by Séguin (1970), Kiddie (1999b, 2001), Wares (2000) and Kiddie and Mungall (2000) for a complete description of drilling results.

ITEM 14 SAMPLING METHOD AND APPROACH

Rock samples collected during the 2011 summer program were obtained to determine the elemental concentrations in a quantitative way by ALS Chemex of Val-d'Or (Québec). These samples included mineralized rocks as well as others which were barren but of interest for lithological controls. Samples were collected from outcrops and boulders using a hammer or a rock saw.

All samples were placed in individual bags with their appropriate tag number and sealed with fibreglass tape directly on the field. The authors are not aware of sampling factors that would impact the reliability of the samples. The even distribution of the sulphides in the samples ensured that they were of high quality and representative of the material or mineralization being sampled.

ITEM 15 SAMPLE PREPARATION, ANALYSES AND SECURITY

15.1. Sample security, storage and shipment

All samples were collected by Virginia and AAEC employees. After collecting, they were immediately placed in plastic sample bags, tagged and recorded with their unique sample number on site. All samples were initially stored in a container near the Kangirsuk Airport. Sealed samples were then placed in shipping bags, which in turn were sealed with fibreglass tape. These bags were then shipped by Air Inuit to the La Grande Airport in Radisson where they were picked up by Kepa Transport and transported by truck to the ALS Chemex sample preparation facility in Val-d'Or. The bags remained sealed until they were opened by the staff of ALS Chemex.

15.2. Sample preparation and assay procedures

After logging in, the samples were crushed in their entirety at the ALS Chemex preparation laboratory in Val-d'Or to 70% passing two millimetres (ALS Chemex Procedure CRU-31). From these coarse rejects a sub-sample of 200 to 250 grams was split and pulverized to 85% passing 75 microns (200 mesh - ALS Chemex Procedure PUL-31). From each such pulp, a 100-gram sub-sample was split and shipped to the ALS Chemex laboratory for assay. The remainder of the pulp (nominally 100 to 150 grams) and the rejects were held at the processing lab for about three months for future reference.

Samples were analyzed by either the Gole or the Au+Scan package depending on the expected type of mineralization as deduced by the geologist on the field. The Gole package includes quantitative detection of Ag, Co, Cu, Ni, Au, Pt, Pd, S, SiO_2, Al_2O_3, Fe_2O_3, CaO, MgO, Na_2O, K_2O, Cr_2O_3, TiO_2, MnO, P_2O_5, SrO, BaO and LOI. The Au+Scan package includes Au, Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Th, Ti, Tl, U, V, W and Zn.

For the Gole package, base metals of economic interest (Ni, Cu, Co) and Ag were determined using ALS Chemex Geochemical Procedure ME-AA61, a four-acid digestion followed by atomic absorption spectrometry (AAS). The upper limit for the base metals determined by this method is 1%. Samples having higher values were re-assayed using a 0.4-gram aliquot and an AAS finish. The precious metals Au, Pt and Pd were determined by ALS Chemex Geochemical Procedure PGM-ICP23, a 30-gram fire assay followed by ICP-AES finish. Elements of more general, geochemical interest such as Si, Al, Fe, Ca, Mg, Na, K, Cr, Ti, Mn, P, Sr and Ba were determined using ALS Chemex Geochemical Procedure ME-XRF06, a lithium metaborate fusion followed by XRF. Total sulphur was determined using a Leco sulphur analyzer (Geochemical Procedure S-IR08). The sample (0.5 to 5.0 grams) is heated to approximately 1350°C in an induction furnace while passing a stream of oxygen through the sample. Sulphur dioxide released from the sample is measured by an IR detection system and the total sulphur result is provided.

For the Au+Scan package, all elements except Au were determined by ALS Chemex Geochemical Procedure ME-ICP-41, an aqua regia leach followed by ICP-AES. Gold was determined by ALS Chemex Geochemical Procedure Au-AA-23, a 30-gram fire assay followed by AAS.

ITEM 16 DATA VERIFICATION

The first two authors were involved in collecting, recording, interpreting and presenting the data in this report and the accompanying maps. Data has been reviewed and checked by the first author and is believed to be accurate.

A QAQC protocol was established by Virginia and AAEC for rock sampling. Six different certified standards (Certified **R**eference **M**aterials) were used in the sample series. Two standards were used for the Au+Scan package (OREAS 54Pa and 52Pb) and four standards for the GOLE package (OREAS 13p, 14p, 72a, and 73a). Each standard was selected depending on the expected type of mineralization deduced by the geologist on the field. For each batch of 20 samples, we made sure to include one certified standard, one blank and one duplicate.

As part of their standard quality control, ALS Chemex introduces duplicate check samples and standards in each sample series. No sample was assayed at other laboratories.

ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

ITEM 21 INTERPRETATION AND CONCLUSIONS

The 2011 summer exploration program mainly focused on prospecting the new claims acquired during fall 2010. No discovery was made in this thick pile of basaltic rocks associated to minor metasedimentary rocks and ultramafic sills. These sills tend to be narrower than what is shown on the geological map of the Roberts Syncline. Additional ultramafic units were also found and they are limited in dimensions. The volcanic and sedimentary rocks commonly contain disseminated sulphides such as pyrrhotite and traces of chalcopyrite. However, no anomalous tenors are reported. No further work is planned in a near future on these new claims.

The rest of the campaign was spent doing extra mapping in the Kyak intrusion, in the northern part of Qarqasiaq and in the Chaunet Block. Channel sampling done on the QC-1 showing at Qarqasiaq could not repeat values published by Osisko that were as high as 6.5% Ni, 0.09% Cu, 0.32% Co, 0.54 g/t Pt and 0.31 g/t Pd in a grab sample. The QC-1 showing is mainly characterized by disseminated sulphides but, locally, contains semi-massive sulphides with up to 60% pyrrhotite (with very minor pentlandite) and 1% chalcopyrite over approximately 1 metre. The host rock is a sheared olivine-bearing pyroxenite. Widespread disseminated pyrrhotite with traces of chalcopyrite is common in the vicinity of QC-1. Such mineralization supports the idea that the Qarqasiaq sill may be considered as a fertile ground for nickel and copper occurrences. It is believed that such type of mineralization at the base of the ultramafic unit may indicate that mineralized lenses may be present at shallow depth. The SQUID survey will help testing this hypothesis before any drilling is performed.

A few additional mineralized zones were discovered during summer 2011. The most interesting occurrence is located 1.5 km northwest of the Chaunet Lake showing. The mineralized zone – diseeminated pyrrhotite, traces of chalcopyrite and native copper - consists of discontinuous rusty clusters scattered over 50 m long and 10 m wide hosted in a medium-grained pyroxenite. A similar occurrence was found along the same horizon about 3.5 km to the northwest.

Previous work indicated that the Kyak intrusion has the potential for hosting a large deposit of low-grade nickel and copper tenors. Mineralized gabbronorite and ultramafic rocks at Kyak have poor PGE contents. The metal content tends to support the idea that differentiation of mafic magmas may have scavenged PGEs, accumulating them somewhere else in the intrusion. Our field observations and the new highly-detailed magnetic survey flown during fall 2011 confirm that the Kyak mafic and ultramafic rocks are part of a large polycyclic intrusion that has repeatedly segregated mineral phases over a long magmatic period. Worldwide geological analogues are rare but we think that the Early Paleoproterozoic Burakovsky pluton in the Baltic Shield could be a good candidate for comparisons. In this polycyclic intrusion, there is a chromite-rich horizon, located between the ultramafic part and the layered series, that hosts laurite and Os–Ir alloy grains observed as tiny inclusions in chromite crystals. Finding this kind of horizon at Kyak could open up possibilities of having PGEs concentrated in a specific layer of the intrusion.

ITEM 22 RECOMMENDATIONS

The exploration on the Payne Bay Property has now reached a new stage. Prospecting and geological mapping are now completed in most of the interesting areas. A low-temperature SQUID survey was realized during summer 2011 in the Kyak area, other similar surveys will be completed during 2012 to complete the grid lines over Kyak and the northern part of Qarqasiaq. Interpretation of this new ground geophysical data together with the detailed airborne magnetic gradiometer survey flown by Aeroquest during fall 2011 and geological observations we recently made will help in defining several new drill targets at Kyak and Qarqasiaq in a near future.

The Chaunet area should not be discarded since weakly mineralized prospective rocks are known along the eastern side of the lake. This portion of the property could be subjected to additional prospecting and it could also be worth realizing a SQUID survey in the most promising sectors.

ITEM 23 REFERENCES

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Mungall, J., 1998. *Final report on the 1998 reconnaissance program, Payne Bay Property.* Groupe-conseil Cygnus inc., GM 56799, 60 pages and 2 maps.

Séguin, É., 1970. *Report on the property of Premium Iron Ore Ltd., Kyak Bay area, New Québec.* Premium Iron Ore Ltd., GM 27279, 69 pages and 8 maps.

Sharma, K.N.M., 1996. Légende générale de la carte géologique, édition revue et augmentée. Ministère des Ressources naturelles, Gouvernement du Québec, MB 96-28, 89 p.

St-Hilaire, C., 1998. *Levé électromagnétique et magnétique héliporté à haute résolution, région de la baie Payne (Kangirsuk).* Sial Géosciences Inc., GM 56800, 73 pages and 12 maps.

Stemp, R.W., 1972. Report on airborne geophysical survey of the Kyak Bay Area, project no. 72197. Spartan Aero Ltd., GM 28740, 11 pages and 8 maps.

Ward, J., 1988. *Report on 1987 exploration results on permits 808 and 834, Chef Lake Area, New Québec*. La Fosse Platinum Group Inc., GM 47540, 21 pages and 1 map.

Wares, R., 2000. *Evaluation report on the Kyak Bay Permit (PEM 1507), Payne Bay Property*. Osisko Exploration Ltd., GM 58720, 21 p.

ITEM 24 DATE AND SIGNATURE PAGE

CERTIFICATE OF QUALIFICATIONS

I, *Pascal Simard,* resident at 1492, 4e avenue, Québec, Qc, G1J 3B8, hereby certify that:

- I am presently employed as a Geologist with Virginia Mines Inc., 116 rue St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I received a B.Sc. in Geological Engineering from the Université du Québec à Chicoutimi in 2008.
- I have been working as a mineral exploration geologist since 2008.
- I am an active junior engineer in geology presently registered to the board of the *Ordre des Ingénieurs du Québec,* permit number 5002937.
- I am a qualified person with respect to the Payne Bay Project in accordance with section 5.1 of the National Instrument 43-101.
- I have been working on the property during summer 2011.
- In collaboration with other authors, I am responsible for writing the present technical report utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an « independent qualified person » relative to the issuer being a direct employee of Virginia Mines Inc.
- I have been involved in the Payne Bay Project since July 2011.
- I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 11th day of May 2012.

"Pascal Simard"

Pascal Simard, B.Sc., Eng. Jr

CERTIFICATE OF QUALIFICATIONS

I, *François Huot*, resident at 4174 rue D'Estrées, Québec, Qc, G2A 3P2, hereby certify that:

- I am presently employed as a Senior Project Geologist with Virginia Mines Inc., 116 rue St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I received a Ph.D. in Marine Geosciences from the Université de Bretagne Occidentale (Brest, France) in 2001, a M.Sc. in Earth Sciences from Laval University (Québec) in 1997, and a B.Sc. in Geology in 1994 from Laval University (Québec).
- I have been working as a mineral exploration geologist since 1994.
- I am a professional geologist presently registered to the board of the *Ordre des Géologues du Québec*, permit number 502.
- I am a qualified person with respect to the Payne Bay Project in accordance with section 5.1 of the National Instrument 43-101.
- I have been working on the property during summers 2010 and 2011.
- I am responsible for writing the present technical report utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an « independent qualified person » relative to the issuer being a direct employee of Virginia Mines Inc.
- I have been involved in the Payne Bay Project since January 2010.
- I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 11th day of May 2012.

"François Huot"

François Huot, Ph.D., P. Géo.

CERTIFICATE OF QUALIFICATIONS

I, *Paul Archer*, resident at the 4772 rue du Courlis, St-Augustin-de-Desmaures, Qc, G3A 2B5, hereby certify that:

- I am presently the Vice-president Exploration and Acquisitions with Virginia Mines Inc., 116 rue St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I received a B.Sc. in Geological Engineering from the Université du Québec à Chicoutimi in 1979 and a M.Sc.A. in Earth Sciences from the Université du Québec à Chicoutimi in 1982.
- I have been working as a professional geologist in exploration since 1980.
- I am an active professional engineer in geology presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number 36271.
- I am a qualified person with respect to the Payne Bay Project in accordance with section 5.1 of the National Instrument 43-101.
- I have never visited the property.
- In collaboration with the first author, I am responsible for writing the present technical report, utilizing proprietary exploration data generated by Virginia Mines inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or change, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Virginia Mines inc.
- I have been involved in the Payne Bay Project since 1998.
- I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 11th day of May 2012.

"Paul Archer"

Paul Archer, M.Sc., Eng.

ITEM 25 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

This section is not applicable to this report.

ITEM 26 ILLUSTRATIONS


UNGAVA TROUGH
Payne Bay
Project
60
Kangirsuk
Ungava
Bay
NAIN
Hudson
Bay
Kuujjuaq
LABRADOR TROUGH
RAE
QUEBEC
LABRADOR
56
SUPERIEUR
Radisson
James Bay
52
ONTARIO
GRENVILLE
Chibougamau
ABITIBI
SUBPROVINCE
48
Rouyn-
Noranda
Chicoutimi
Saint-Lawrence River
APPALACHES
Quebec
400 km
Montreal
SAINT-LAWRENCE
BASIN
44
78
72
66
60

Figure 1. Location of the Payne Bay Project



Old claims
New claims (2011)
Category 1 Land limits
Virginia Mines
Payne Bay Project
Figure 2:
Claims location
Qarkasiak-Des Chefs-Chaunet
Date:8/12/2011
Author:
Office: Quebec City
Drawing:
Scale: 1:40000
Projection: UTM Zone 19 (NAD 27 for Canada)
0
0.75
1.5
3
kilometres


446000 mE
448000 mE
450000 mE
452000 mE
454000 mE
6664000 mN
6662000 mN
6660000 mN
6658000 mN
6656000 mN
2204107
2204108
2204109
2204110
2204111
2204112
2204113
2204114
2204097
2204098
2204099
2204100
2204101
2204102
2204103
2204104
2204105
2204106
2204120
2204088
2204089
2204090
2204091
2204092
2204093
2204094
2204095
2204096
2204121
2204122
2204118
2204119
2204077
2204078
2204079
2204080
2204081
2204082
2204083
2204084
2204085
2204086
2204087
2204115
2204116
2204069
2204070
2204071
2204072
2204073
2204074
2204075
2204076
2204117
2204060
2204061
2204062
2204063
2204064
2204065
2204066
2204067
2204068
Old claims
New claims (2011)
Category 1 Land limit
Virginia Mines
Date:9/12/2011
Author:
Office: Quebec City
Drawing:
Scale: 1:20000
Payne Bay Project
Figure 3:
Claims location
Kyak Area
Projection: UTM Zone 19 (NAD 27 for Canada)
0 250 500 1000
metres


Virginia Mines
Date 31/1/2012
Author:
Office: Quebec City
Drawing:
Scale: 1:200000
Payne Bay Project
Figure 4:
Geological Map
Projection: UTM Zone 19 (NAD 27 for Canada)
0
2
4
8
kilometres
N
S
E
W
420000 mE
425000 mE
430000 mE
435000 mE
440000 mE
445000 mE
450000 mE
6700000 mN
6695000 mN
6690000 mN
6685000 mN
6680000 mN
6675000 mN
6670000 mN
6665000 mN
6660000 mN
6655000 mN


Virginia Mines
Payne Bay Project
Figure 5:
Outcrops location
Chaunet Area
Office: Quebec City
Drawing
0
125
250
500
metres
N
S
E
W



Virginia Mines
Date:20/1/2011
Author:
Office: Quebec City
Drawing:
Scale: 1:10000
Payne Bay Project
Figure 6:
Outcrops location
Qarqasiaq Area
Projection: UTM Zone 19 (NAD 27 for Canada)
0 125 250 500
metres



Virginia Mines
Date:13/1/2012
Author
Office: Quebec City
Drawing
Scale. 1:10000
Payne Bay Project
Figure 7:
Outcrops location
Des Chefs Area
Projection: UTM Zone 19 (NAD 27 for Canada)
0 125 250 500
metres
6674000 mN
6673000 mN
6672000 mN
6671000 mN
6670000 mN
N
S
E
W



447000 mE
448000 mE
449000 mE
450000 mE
451000 mE
N
E
S
W
Virginia Mines
Payne Bay Project
Figure 8:
Outcrops location
Kyak Area
0
100
200
400
metres


425000 mE
430000 mE
435000 mE
440000 mE
445000 mE
6685000 mN
6680000 mN
6675000 mN
6670000 mN
6665000 mN
N
W
E
S
BPA2011MAL-033
BPA2011AM-180
BPA2011AM-183
BPA2011AM-138
BPA2011PS-372
BPA2011PS-360
BPA2011PS-351
BPA2011PS-122
BPA2011PS-152
BPA2011PS-333
BPA2011PS-334
BPA2011PS-344
BPA2011FH-063
BPA2011FH-259
BPA2011PS-043
BPA2011FH-246
BPA2011AM-440
BPA2011PS-385
BPA2011PS-200
BPA2011FH-241
BPA2011AM-368
BPA2011FH-046
BPA2011AM-226
BPA2011PP-010
BPA2011AM-220
BPA2011PP-339
BPA2011MAL-008
BPA2011MAL-007
BPA2011AM-245
BPA2011MAL-005
Virginia Mines
Payne Bay Project
Figure 9:
Boulders location
Qarkasiak-Des Chefs-Chaunet
Area
Date:20/1/2012
Author:
Office: Quebec City
Drawing:
Scale: 1:50000
Projection: UTM Zone 19 (NAD 27 for Canada)
0
1.5
3
kilometres


446000 mE
448000 mE
450000 mE
452000 mE
454000 mE
6664000 mN
6662000 mN
6660000 mN
6658000 mN
N
W
E
S
BPA2011AM-363
BPA2011FH-299
BPA2011AM-285
Virginia Mines
Payne Bay Project
Figure 10:
Boulders location
Kyak Area
Date 20/1/2012
Author:
Office: Quebec City
Drawing:
Scale. 1:25000
Projection. UTM Zone 19 (NAD 27 for Canada)
0
250
500
1000
metres


N
W
E
S
Virginia Mines
Payne Bay Project
Figure 11:
MEA Samples Location
Qarkasiak-Des Chefs-Chaunet
Area
Kilometres



N
S
E
W
Virginia Mines
Payne Bay Project
Figure 12:
WRA Samples location
Qarkasiaq-Des Chefs-Chaunet
Area
0
500
1000
metres



447000 mE
448000 mE
449000 mE
450000 mE
451000 mE
452000 mE
6663000 mN
6662000 mN
6661000 mN
6660000 mN
6659000 mN
N
W
E
S
Virginia Mines
Date:20/1/2012
Author:
Office: Quebec City
Drawing:
Payne Bay Project
Figure 13:
WRA Samples location
Kyak Area
Scale: 1:10000
Projection: UTM Zone 19 (NAD 27 for Canada)
0 125 250 500
metres


425000 mE
430000 mE
435000 mE
440000 mE
6670000 mN
N
E
S
W
33 ppm Ni, 11650 ppm Cu
446 ppm Ni, 304 ppm Cu, 25 ppb Pt, 69 ppb Pd
243 ppm Ni, 480 ppm Cu, 10 ppb Pt, 50 ppb Pd
665 ppm Ni, 390 ppm Cu, 39 ppb Pt, 117 ppb Pd
783 ppm Ni, 632 ppm Cu, 50 ppb Pt, 153 ppb Pd
1130 ppm Ni, 2360 ppm Cu, 65 ppb Pt, 168 ppb Pd
1055 ppm Ni, 2720 ppm Cu, 59 ppb Pt, 188 ppb Pd
1115 ppm Ni, 4540 ppm Cu, 87 ppb Pt, 429 ppb Pd
1445 ppm Ni, 414 ppm Cu, 68 ppb Pt, 377 ppb Pd
473 ppm Ni, 1020 ppm Cu, 30 ppb Pt, 129 ppb Pd
408 ppm Ni, 706 ppm Cu, 30 ppb Pt, 70 ppb Pd
1400 ppm, Ni, 2060 ppm Cu, 102 ppb Pt, 232 ppb Pd
717 ppm Ni, 3350 ppm Cu, 87 ppb Pt, 299 ppb Pd
2010 ppm Ni, 6950 ppm Cu, 141 ppb Pt, 691 ppb Pd
4240 ppm Ni, 297 ppm Cu, 13 ppb Pt, 51 ppb Pd
426 ppm Ni, 297 ppm Cu, 13 ppb Pt, 51 ppb Pd
1810 ppm Ni, 652 ppm Cu, 28 ppb Pt, 91 ppb Pd
1005 ppm Ni, 1175 ppm Cu, 43 ppb Pt, 48 ppb Pd
2440 ppm Ni, 565 ppm Cu, 65 ppb Pt, 219 ppb Pd
2770 ppm Ni, 733 ppm Cu, 44 ppb Pt, 138 ppb Pd
1030 ppm Ni, 227 ppm Cu, 52 ppb Pt, 289 ppb Pd
1745 ppm Ni, 772 ppm Cu, 26 ppb Pt, 100 ppb Pd
Lac Chaunet Showing
1410 ppm Ni, 530 ppm Cu, 29 ppb Pt, 87 ppb Pd
1555 ppm Ni, 337 ppm Cu, 26 ppb Pt, 81 ppb Pd
271 ppm Ni, 4100 ppm Cu, 16 ppb Pt, 18 ppb Pd
5030 ppm Ni, 3410 ppm Cu, 176 ppb Pt, 447 ppb Pd
756 ppm Ni, 383 ppm Cu, 17 ppb Pt, 81 ppb Pd
487 ppm Ni, 137 ppm Cu, 11 ppb Pt, 54 ppb Pd
382 ppm Ni, 2040 ppm Cu
Boulders
Outcrops
Ni > 2500 ppm
Cu > 1000 ppm
Pt > 50 ppb
Pd > 50 ppb
Virginia Mines
Figure 14:
Anomalous
Ni-Cu-PGE Samples
Qarqasiaq-Chaunet-Des Chefs
Area
0
500
1000
metres



446000 mE
448000 mE
450000 mE
452000 mE
454000 mE
6664000 mN
6662000 mN
6660000 mN
N
W
E
S
1940 ppm Ni, 2690 ppm Cu, 21 ppb Pt, 10 ppb Pd
6740 ppm Ni,1760 ppm Cu, 10 ppb Pt, 4 ppb Pd
2080 ppm Ni, 1495 ppm Cu, -5 ppb Pt, 10 ppb Pd
2310 ppm Ni, 1895 ppm Cu, 22 ppb Pt, 36 ppb Pd
3220 ppm Ni, 3470 ppm Cu, 15 ppb Pt, 13 ppb Pd
4770 ppm Ni, 1805 ppm Cu, -5 ppb Pt, 21 ppb Pd
2260 ppm Ni, 1720 ppm Cu, 12 ppb Pt, 12 ppb Pd
240 ppm Ni, 1970 ppm Cu
2030 ppm Cu, 9910 ppm Ni, 43 ppb Pt, 61 ppb Pd
2580 ppm Cu, 1575 ppm Ni, 9 ppb Pt, 3 ppb Pd
4320 ppm Cu, 509 ppm Ni, 14 ppb Pt, 13 ppb Pd
2170 ppm Cu, 1520 ppm Ni
Boulders
Outcrops
Ni > 2500 ppm
Cu > 1000 ppm
Pt > 50 ppb
Pd > 50 ppb
Virginia Mines
Date 6/3/2012
Author.
Office. Quebec City
Drawing
Scale: 1:25000
Figure 15:
Anomalous Ni-Cu-PGE samples
Kyak Area
Projection: UTM Zone 19 (NAD 27 for Canada)
0
250
500
1000
metres


427500 mE
430000 mE
432500 mE
435000 mE
437500 mE
440000 mE
442500
6682500 mN
6680000 mN
6677500 mN
6675000 mN
6672500 mN
6670000 mN
6667500 mN
N
W
E
S
0.23 g/t Au, 2150 ppm Cu,
1015 ppm Ni, 3200 ppm Zn
1090 ppm Cu, 261 ppm Ni,
736 ppm Zn
0.428 g/t Au, 309 ppm Cu,
10 ppm Ni, 49 ppm Zn
0.118 g/t Au, 151 ppm Cu,
230 ppm Ni, 76 ppm Zn
1.78 % Cu, 5420 ppm Ni, 149 ppm Zn
1.17 % Cu, 657 ppm Ni, 248 ppm Zn
1 % Ni, 4660 ppm Cu
1645 ppm Cu, 1270 ppm Ni
Boulders
Outcrops
Ni > 2500 ppm
Cu > 1000 ppm
Pt > 50 ppb
Pd > 50 ppb
Virginia Mines
Figure 16:
Anomalous MEA sample
Qarqasiaq-Chaunet-Des Chefs
Area
0
250
500
1000
metres


427 620 mE
427 625 mE
427 630 mE
427 635 mE
427 640 mE
427 645 mE
6 671 740 mN
6 671 735 mN
6 671 730 mN
6 671 725 mN
6 671 720 mN
N
W
E
S
231943
231947
231942
231945
0.12 % Ni, 0.72% Cu, 70 ppb Pt,
289 ppb Pd over 3 meters
Mines Virginia
Payne Bay Project
Figure 17:
Channel sampling
Qarqasiaq
Date: 2012-05-09
Author: Pascal Simard
Office: Quebec City
Drawing:
Scale: 1:125
Projection: UTM Zone 19 (NAD 83)
0
1,25
2,5
5
metres

Appendix I: List of claims

CDC	SNRC	Rangee	Colonne	Surperficie Ha	DateEnr	DateExp
1115003	25 D/01	19	40	25,43	20030120	20130119
1115004	25 D/01	19	41	24,86	20030120	20130119
1115005	25 D/01	19	42	25,68	20030120	20130119
1115006	25 D/01	19	43	23,64	20030120	20130119
1115007	25 D/01	19	44	25,02	20030120	20130119
1115008	25 D/01	20	38	42,93	20030120	20130119
1115009	25 D/01	20	39	42,93	20030120	20130119
1115010	25 D/01	20	40	42,93	20030120	20130119
1115011	25 D/01	20	41	42,93	20030120	20130119
1115012	25 D/01	20	42	42,93	20030120	20130119
1115013	25 D/01	20	43	42,93	20030120	20130119
1115014	25 D/01	20	44	42,93	20030120	20130119
1115015	25 D/01	21	36	42,92	20030120	20130119
1115016	25 D/01	21	37	42,92	20030120	20130119
1115017	25 D/01	21	38	42,92	20030120	20130119
1115018	25 D/01	21	39	42,92	20030120	20130119
1115019	25 D/01	21	40	42,92	20030120	20130119
1115020	25 D/01	21	41	42,92	20030120	20130119
1115021	25 D/01	21	42	42,92	20030120	20130119
1115022	25 D/01	22	34	42,91	20030120	20130119
1115023	25 D/01	22	35	42,91	20030120	20130119
1115024	25 D/01	22	36	42,91	20030120	20130119
1115025	25 D/01	22	37	42,91	20030120	20130119
1115026	25 D/01	22	38	42,91	20030120	20130119
1115027	25 D/01	22	39	42,91	20030120	20130119
1115028	25 D/01	22	40	42,91	20030120	20130119
1115029	25 D/01	22	41	42,91	20030120	20130119
1115030	25 D/01	24	35	42,89	20030120	20130119
1115031	25 D/01	25	33	42,88	20030120	20130119
1115032	25 D/01	25	34	42,88	20030120	20130119
1115033	25 D/01	26	31	42,87	20030120	20130119
1115034	25 D/01	26	32	42,87	20030120	20130119
1115035	25 D/01	27	32	42,86	20030120	20130119
1115036	25 D/01	28	30	42,85	20030120	20130119
1115037	25 D/01	28	31	42,85	20030120	20130119
1115038	25 D/01	28	35	42,85	20030120	20130119
1115039	25 D/01	29	30	42,83	20030120	20130119
1115040	25 D/01	29	34	42,83	20030120	20130119
1115041	25 D/01	30	29	42,82	20030120	20130119
1115042	25 D/01	30	30	42,82	20030120	20130119
1115043	25 D/01	30	33	42,82	20030120	20130119
1114961	25 D/08	1	29	42,81	20030120	20130119
1114962	25 D/08	1	33	42,81	20030120	20130119
1114966	25 D/08	2	28	42,80	20030120	20130119
1114967	25 D/08	2	29	42,80	20030120	20130119
1114968	25 D/08	2	31	42,80	20030120	20130119
1114969	25 D/08	2	32	42,80	20030120	20130119

Appendix I: List of claims

CDC	SNRC	Rangee	Colonne	Surperficie Ha	DateEnr	DateExp
1114972	25 D/08	3	28	42,79	20030120	20130119
1114973	25 D/08	3	31	42,79	20030120	20130119
1114974	25 D/08	3	32	42,79	20030120	20130119
1114979	25 D/08	3	39	42,79	20030120	20130119
1114980	25 D/08	4	32	42,78	20030120	20130119
1114981	25 D/08	4	33	42,78	20030120	20130119
1114982	25 D/08	4	34	42,78	20030120	20130119
1114983	25 D/08	4	35	42,78	20030120	20130119
1114984	25 D/08	5	31	42,77	20030120	20130119
1114994	25 D/08	6	38	42,76	20030120	20130119
1114995	25 D/08	6	39	42,76	20030120	20130119
1114999	25 D/08	7	36	42,75	20030120	20130119
1115000	25 D/08	7	37	42,75	20030120	20130119
1115001	25 D/08	7	38	42,75	20030120	20130119
1115002	25 D/08	7	39	42,75	20030120	20130119
1114963	25 D/08	1	37	42,81	20030120	20130119
1114964	25 D/08	1	38	42,81	20030120	20130119
1114965	25 D/08	1	39	42,81	20030120	20130119
1114970	25 D/08	2	36	42,80	20030120	20130119
1114971	25 D/08	2	37	42,80	20030120	20130119
1114975	25 D/08	3	33	42,79	20030120	20130119
1114976	25 D/08	3	34	42,79	20030120	20130119
1114977	25 D/08	3	35	42,79	20030120	20130119
1114978	25 D/08	3	36	42,79	20030120	20130119
1114985	25 D/08	5	32	42,77	20030120	20130119
1114986	25 D/08	5	33	42,77	20030120	20130119
1114987	25 D/08	5	37	42,77	20030120	20130119
1114988	25 D/08	5	38	42,77	20030120	20130119
1114989	25 D/08	5	39	42,77	20030120	20130119
1114990	25 D/08	6	32	42,76	20030120	20130119
1114991	25 D/08	6	33	42,76	20030120	20130119
1114992	25 D/08	6	36	42,76	20030120	20130119
1114993	25 D/08	6	37	42,76	20030120	20130119
1114996	25 D/08	7	33	42,75	20030120	20130119
1114997	25 D/08	7	34	42,75	20030120	20130119
1114998	25 D/08	7	35	42,75	20030120	20130119
2124081	25 D/08	1	28	42,81	20070926	20130925
2124082	25 D/08	1	30	42,81	20070926	20130925
2124083	25 D/08	1	31	42,81	20070926	20130925
2124084	25 D/08	1	32	42,81	20070926	20130925
2124085	25 D/08	1	34	42,81	20070926	20130925
2124086	25 D/08	1	35	42,81	20070926	20130925
2124087	25 D/08	1	36	42,81	20070926	20130925
2124088	25 D/08	2	30	42,80	20070926	20130925
2124089	25 D/08	2	33	42,80	20070926	20130925
2124090	25 D/08	2	34	42,80	20070926	20130925
2124091	25 D/08	2	35	42,80	20070926	20130925

Appendix I: List of claims

CDC	SNRC	Rangee	Colonne	Surperficie Ha	DateEnr	DateExp
2124092	25 D/08	2	38	42,80	20070926	20130925
2124093	25 D/08	2	39	42,80	20070926	20130925
2124094	25 D/08	3	29	42,79	20070926	20130925
2124095	25 D/08	3	30	42,79	20070926	20130925
2124096	25 D/08	3	37	42,79	20070926	20130925
2124097	25 D/08	3	38	42,79	20070926	20130925
2124098	25 D/08	4	36	42,78	20070926	20130925
2124099	25 D/08	4	37	42,78	20070926	20130925
2124100	25 D/08	4	38	42,78	20070926	20130925
2124101	25 D/08	4	39	42,78	20070926	20130925
2124102	25 D/08	5	34	42,77	20070926	20130925
2124103	25 D/08	5	35	42,77	20070926	20130925
2124104	25 D/08	5	36	42,77	20070926	20130925
2124105	25 D/08	6	34	42,76	20070926	20130925
2124106	25 D/08	6	35	42,76	20070926	20130925
2129127	25 D/01	19	51	27,42	20071011	20131010
2129128	25 D/01	19	52	27,70	20071011	20131010
2129129	25 D/01	20	49	42,17	20071011	20131010
2124161	25 D/01	20	50	42,93	20070926	20130925
2124162	25 D/01	20	51	42,93	20070926	20130925
2124163	25 D/01	20	52	42,93	20070926	20130925
2124164	25 D/01	21	48	42,92	20070926	20130925
2124165	25 D/01	21	49	42,92	20070926	20130925
2124166	25 D/01	21	50	42,92	20070926	20130925
2124167	25 D/01	21	51	42,92	20070926	20130925
2124168	25 D/01	22	47	42,91	20070926	20130925
2124169	25 D/01	22	48	42,91	20070926	20130925
2124170	25 D/01	22	49	42,91	20070926	20130925
2124171	25 D/01	22	50	42,91	20070926	20130925
2124172	25 D/01	22	51	42,91	20070926	20130925
2124181	25 D/01	23	46	42,90	20070926	20130925
2124182	25 D/01	23	47	42,90	20070926	20130925
2124183	25 D/01	23	48	42,90	20070926	20130925
2124184	25 D/01	23	49	42,90	20070926	20130925
2124191	25 D/01	24	46	42,89	20070926	20130925
2124192	25 D/01	24	47	42,89	20070926	20130925
2124193	25 D/01	24	48	42,89	20070926	20130925
2124194	25 D/01	24	49	42,89	20070926	20130925
2124173	25 D/01	23	33	42,90	20070926	20130925
2124174	25 D/01	23	34	42,90	20070926	20130925
2124175	25 D/01	23	35	42,90	20070926	20130925
2124176	25 D/01	23	36	42,90	20070926	20130925
2124177	25 D/01	23	37	42,90	20070926	20130925
2124178	25 D/01	23	38	42,90	20070926	20130925
2124179	25 D/01	23	39	42,90	20070926	20130925
2124180	25 D/01	23	40	42,90	20070926	20130925
2124185	25 D/01	24	31	42,89	20070926	20130925

Appendix I: List of claims

CDC	SNRC	Rangee	Colonne	Surperficie Ha	DateEnr	DateExp
2124186	25 D/01	24	32	42,89	20070926	20130925
2124187	25 D/01	24	33	42,89	20070926	20130925
2124188	25 D/01	24	34	42,89	20070926	20130925
2124189	25 D/01	24	36	42,89	20070926	20130925
2124190	25 D/01	24	37	42,89	20070926	20130925
2124195	25 D/01	25	28	42,88	20070926	20130925
2124196	25 D/01	25	29	42,88	20070926	20130925
2124197	25 D/01	25	30	42,88	20070926	20130925
2124198	25 D/01	25	31	42,88	20070926	20130925
2124199	25 D/01	25	32	42,88	20070926	20130925
2124200	25 D/01	25	35	42,88	20070926	20130925
2124201	25 D/01	25	36	42,88	20070926	20130925
2124202	25 D/01	26	28	42,87	20070926	20130925
2124203	25 D/01	26	29	42,87	20070926	20130925
2124204	25 D/01	26	30	42,87	20070926	20130925
2124205	25 D/01	26	33	42,87	20070926	20130925
2124206	25 D/01	26	34	42,87	20070926	20130925
2124207	25 D/01	26	35	42,87	20070926	20130925
2124208	25 D/01	27	28	42,86	20070926	20130925
2124209	25 D/01	27	29	42,86	20070926	20130925
2124210	25 D/01	27	30	42,86	20070926	20130925
2124211	25 D/01	27	31	42,86	20070926	20130925
2124212	25 D/01	27	33	42,86	20070926	20130925
2124213	25 D/01	27	34	42,86	20070926	20130925
2124214	25 D/01	27	35	42,86	20070926	20130925
2124215	25 D/01	28	28	42,85	20070926	20130925
2124216	25 D/01	28	29	42,85	20070926	20130925
2124217	25 D/01	28	32	42,85	20070926	20130925
2124218	25 D/01	28	33	42,85	20070926	20130925
2124219	25 D/01	28	34	42,85	20070926	20130925
2124220	25 D/01	29	28	42,83	20070926	20130925
2124221	25 D/01	29	29	42,83	20070926	20130925
2124222	25 D/01	29	31	42,83	20070926	20130925
2124223	25 D/01	29	32	42,83	20070926	20130925
2124224	25 D/01	29	33	42,83	20070926	20130925
2124225	25 D/01	30	28	42,82	20070926	20130925
2124226	25 D/01	30	31	42,82	20070926	20130925
2124227	25 D/01	30	32	42,82	20070926	20130925
2124228	25 D/01	30	34	42,82	20070926	20130925
2124229	25 D/01	30	35	42,82	20070926	20130925
2124230	25 D/01	30	36	42,82	20070926	20130925
2171266	25 D/01	15	28	6,10	20080909	20120908
2171267	25 D/01	16	29	42,98	20080909	20120908
2171268	25 D/01	16	30	42,98	20080909	20120908
2171269	25 D/01	16	31	42,98	20080909	20120908
2171270	25 D/01	16	32	42,98	20080909	20120908
2171271	25 D/01	16	33	42,98	20080909	20120908

Appendix I: List of claims

CDC	SNRC	Rangee	Colonne	Superficie Ha	DateEnr	DateExp
2171272	25 D/01	17	27	42,96	20080909	20120908
2171273	25 D/01	17	28	42,96	20080909	20120908
2171274	25 D/01	17	29	42,96	20080909	20120908
2171275	25 D/01	17	30	42,96	20080909	20120908
2171276	25 D/01	17	31	42,96	20080909	20120908
2171277	25 D/01	18	25	42,95	20080909	20120908
2171278	25 D/01	18	26	42,95	20080909	20120908
2171279	25 D/01	18	27	42,95	20080909	20120908
2171280	25 D/01	18	28	42,95	20080909	20120908
2171281	25 D/01	18	29	42,95	20080909	20120908
2171282	25 D/01	19	24	42,94	20080909	20120908
2171283	25 D/01	19	25	42,94	20080909	20120908
2171284	25 D/01	19	26	42,94	20080909	20120908
2171285	25 D/01	19	27	42,94	20080909	20120908
2171286	25 D/01	19	28	42,94	20080909	20120908
2171287	25 D/01	20	24	42,93	20080909	20120908
2171288	25 D/01	20	25	42,93	20080909	20120908
2171289	25 D/01	20	26	42,93	20080909	20120908
2171290	25 D/01	20	27	42,93	20080909	20120908
2171291	25 D/01	21	24	42,92	20080909	20120908
2171292	25 D/01	21	25	42,92	20080909	20120908
2171293	25 D/01	15	29	26,17	20080909	20120908
2171294	25 D/01	15	30	35,40	20080909	20120908
2171295	25 D/01	15	31	35,00	20080909	20120908
2171296	25 D/01	15	32	34,59	20080909	20120908
2171297	25 D/01	15	33	34,19	20080909	20120908
2171298	25 D/01	15	34	33,52	20080909	20120908
2171299	25 D/01	15	35	19,66	20080909	20120908
2171300	25 D/01	15	36	1,97	20080909	20120908
2171301	25 D/01	16	28	42,42	20080909	20120908
2171302	25 D/01	16	27	27,89	20080909	20120908
2171303	25 D/01	16	26	7,49	20080909	20120908
2171304	25 D/01	17	26	42,74	20080909	20120908
2171305	25 D/01	17	25	29,62	20080909	20120908
2171306	25 D/01	17	24	9,06	20080909	20120908
2171307	25 D/01	18	24	42,91	20080909	20120908
2171308	25 D/01	18	23	40,01	20080909	20120908
2171309	25 D/01	16	34	13,40	20080909	20120908
2171310	25 D/01	17	34	3,56	20080909	20120908
2171311	25 D/01	17	33	30,07	20080909	20120908
2171312	25 D/01	17	32	42,80	20080909	20120908
2171313	25 D/01	18	32	7,91	20080909	20120908
2171314	25 D/01	18	31	28,37	20080909	20120908
2171315	25 D/01	18	30	42,51	20080909	20120908
2171316	25 D/01	19	23	42,94	20080909	20120908
2171317	25 D/01	20	23	42,93	20080909	20120908
2171318	25 D/01	21	23	42,92	20080909	20120908

Appendix I: List of claims

CDC	SNRC	Rangee	Colonne	Surperficie Ha	DateEnr	DateExp
2171319	25 D/01	22	23	42,91	20080909	20120908
2171320	25 D/01	22	24	42,91	20080909	20120908
2171321	25 D/01	22	25	42,91	20080909	20120908
2171322	25 D/01	22	26	42,91	20080909	20120908
2171323	25 D/01	21	26	42,92	20080909	20120908
2171324	25 D/01	21	27	42,92	20080909	20120908
2171325	25 D/01	21	28	42,92	20080909	20120908
2171326	25 D/01	20	28	42,93	20080909	20120908
2171327	25 D/01	20	29	42,93	20080909	20120908
2171328	25 D/01	19	29	42,45	20080909	20120908
2171329	25 D/01	19	30	6,48	20080909	20120908
2204108	25 C/04	13	7	14,12	20100202	20120201
2204109	25 C/04	13	8	14,42	20100202	20120201
2204110	25 C/04	13	9	14,72	20100202	20120201
2204111	25 C/04	13	10	15,02	20100202	20120201
2204112	25 C/04	13	11	15,32	20100202	20120201
2204113	25 C/04	13	12	15,62	20100202	20120201
2204114	25 C/04	13	13	9,01	20100202	20120201
2204115	25 C/04	9	9	6,94	20100202	20120201
2204116	25 C/04	9	10	27,50	20100202	20120201
2204117	25 C/04	9	19	32,84	20100202	20120201
2204118	25 C/04	10	7	7,98	20100202	20120201
2204119	25 C/04	10	8	28,72	20100202	20120201
2204120	25 C/04	11	6	8,81	20100202	20120201
2204121	25 C/04	11	16	32,64	20100202	20120201
2204122	25 C/04	11	17	11,70	20100202	20120201
2204060	25 C/04	8	11	17,78	20100202	20120201
2204061	25 C/04	8	12	20,92	20100202	20120201
2204062	25 C/04	8	13	20,63	20100202	20120201
2204063	25 C/04	8	14	20,34	20100202	20120201
2204064	25 C/04	8	15	20,05	20100202	20120201
2204065	25 C/04	8	16	19,77	20100202	20120201
2204066	25 C/04	8	17	19,49	20100202	20120201
2204067	25 C/04	8	18	19,21	20100202	20120201
2204068	25 C/04	8	19	14,81	20100202	20120201
2204069	25 C/04	9	11	43,05	20100202	20120201
2204070	25 C/04	9	12	43,05	20100202	20120201
2204071	25 C/04	9	13	43,05	20100202	20120201
2204072	25 C/04	9	14	43,05	20100202	20120201
2204073	25 C/04	9	15	43,05	20100202	20120201
2204074	25 C/04	9	16	43,05	20100202	20120201
2204075	25 C/04	9	17	43,05	20100202	20120201
2204076	25 C/04	9	18	43,05	20100202	20120201
2204077	25 C/04	10	9	43,04	20100202	20120201
2204078	25 C/04	10	10	43,04	20100202	20120201
2204079	25 C/04	10	11	43,04	20100202	20120201
2204080	25 C/04	10	12	43,04	20100202	20120201

Appendix I: List of claims

CDC	SNRC	Rangee	Colonne	Surperficie Ha	DateEnr	DateExp
2204081	25 C/04	10	13	43,04	20100202	20120201
2204082	25 C/04	10	14	43,04	20100202	20120201
2204083	25 C/04	10	15	43,04	20100202	20120201
2204084	25 C/04	10	16	43,04	20100202	20120201
2204085	25 C/04	10	17	43,04	20100202	20120201
2204086	25 C/04	10	18	33,75	20100202	20120201
2204087	25 C/04	10	19	11,56	20100202	20120201
2204088	25 C/04	11	7	43,03	20100202	20120201
2204089	25 C/04	11	8	43,03	20100202	20120201
2204090	25 C/04	11	9	43,03	20100202	20120201
2204091	25 C/04	11	10	43,03	20100202	20120201
2204092	25 C/04	11	11	43,03	20100202	20120201
2204093	25 C/04	11	12	43,03	20100202	20120201
2204094	25 C/04	11	13	43,03	20100202	20120201
2204095	25 C/04	11	14	43,03	20100202	20120201
2204096	25 C/04	11	15	43,03	20100202	20120201
2204097	25 C/04	12	6	11,12	20100202	20120201
2204098	25 C/04	12	7	43,02	20100202	20120201
2204099	25 C/04	12	8	43,02	20100202	20120201
2204100	25 C/04	12	9	43,02	20100202	20120201
2204101	25 C/04	12	10	43,02	20100202	20120201
2204102	25 C/04	12	11	43,02	20100202	20120201
2204103	25 C/04	12	12	43,02	20100202	20120201
2204104	25 C/04	12	13	43,02	20100202	20120201
2204105	25 C/04	12	14	31,47	20100202	20120201
2204106	25 C/04	12	15	10,55	20100202	20120201
2204107	25 C/04	13	6	3,86	20100202	20120201
2258958	25 D/01	20	30	42,93	20101104	20121103
2258959	25 D/01	20	31	42,93	20101104	20121103
2258960	25 D/01	20	32	42,93	20101104	20121103
2258961	25 D/01	20	33	42,93	20101104	20121103
2258962	25 D/01	20	34	42,93	20101104	20121103
2258963	25 D/01	20	35	42,93	20101104	20121103
2258964	25 D/01	20	36	42,93	20101104	20121103
2258965	25 D/01	20	37	42,93	20101104	20121103
2258966	25 D/01	20	45	42,93	20101104	20121103
2258967	25 D/01	20	46	42,93	20101104	20121103
2258968	25 D/01	20	47	42,93	20101104	20121103
2258969	25 D/01	20	48	42,93	20101104	20121103
2258970	25 D/01	21	29	42,92	20101104	20121103
2258971	25 D/01	21	30	42,92	20101104	20121103
2258972	25 D/01	21	31	42,92	20101104	20121103
2258973	25 D/01	21	32	42,92	20101104	20121103
2258974	25 D/01	21	33	42,92	20101104	20121103
2258975	25 D/01	21	34	42,92	20101104	20121103
2258976	25 D/01	21	35	42,92	20101104	20121103
2258977	25 D/01	21	43	42,92	20101104	20121103

Appendix I: List of claims

CDC	SNRC	Rangee	Colonne	Surperficie Ha	DateEnr	DateExp
2258978	25 D/01	21	44	42,92	20101104	20121103
2258979	25 D/01	21	45	42,92	20101104	20121103
2258980	25 D/01	21	46	42,92	20101104	20121103
2258981	25 D/01	21	47	42,92	20101104	20121103
2258982	25 D/01	22	27	42,91	20101104	20121103
2258983	25 D/01	22	28	42,91	20101104	20121103
2258984	25 D/01	22	29	42,91	20101104	20121103
2258985	25 D/01	22	30	42,91	20101104	20121103
2258986	25 D/01	22	31	42,91	20101104	20121103
2258987	25 D/01	22	32	42,91	20101104	20121103
2258988	25 D/01	22	33	42,91	20101104	20121103
2258989	25 D/01	22	42	42,91	20101104	20121103
2258990	25 D/01	22	43	42,91	20101104	20121103
2258991	25 D/01	22	44	42,91	20101104	20121103
2258992	25 D/01	22	45	42,91	20101104	20121103
2258993	25 D/01	22	46	42,91	20101104	20121103
2258994	25 D/01	23	27	42,90	20101104	20121103
2258995	25 D/01	23	28	42,90	20101104	20121103
2258996	25 D/01	23	29	42,90	20101104	20121103
2258997	25 D/01	23	30	42,90	20101104	20121103
2258998	25 D/01	23	31	42,90	20101104	20121103
2258999	25 D/01	23	32	42,90	20101104	20121103
2259000	25 D/01	23	41	42,90	20101104	20121103
2259001	25 D/01	23	42	42,90	20101104	20121103
2259002	25 D/01	23	43	42,90	20101104	20121103
2259003	25 D/01	23	44	42,90	20101104	20121103
2259004	25 D/01	23	45	42,90	20101104	20121103
2259005	25 D/01	24	27	42,89	20101104	20121103
2259006	25 D/01	24	28	42,89	20101104	20121103
2259007	25 D/01	24	29	42,89	20101104	20121103
2259008	25 D/01	24	30	42,89	20101104	20121103
2259009	25 D/01	24	38	42,89	20101104	20121103
2259010	25 D/01	24	39	42,89	20101104	20121103
2259011	25 D/01	24	40	42,89	20101104	20121103
2259012	25 D/01	24	41	42,89	20101104	20121103
2259013	25 D/01	24	42	42,89	20101104	20121103
2259014	25 D/01	24	43	42,89	20101104	20121103
2259015	25 D/01	24	44	42,89	20101104	20121103
2259016	25 D/01	24	45	42,89	20101104	20121103
2259017	25 D/01	25	37	42,88	20101104	20121103
2259018	25 D/01	25	38	42,88	20101104	20121103
2259019	25 D/01	25	39	42,88	20101104	20121103
2259020	25 D/01	25	40	42,88	20101104	20121103
2259021	25 D/01	25	41	42,88	20101104	20121103
2259022	25 D/01	25	42	42,88	20101104	20121103
2259023	25 D/01	25	43	42,88	20101104	20121103
2259024	25 D/01	25	44	42,88	20101104	20121103

Appendix I: List of claims

CDC	SNRC	Rangee	Colonne	Surperficie Ha	DateEnr	DateExp
2259025	25 D/01	25	45	42,88	20101104	20121103
2259026	25 D/01	25	46	42,88	20101104	20121103
2259027	25 D/01	25	47	42,88	20101104	20121103
2259028	25 D/01	25	48	42,88	20101104	20121103
2259029	25 D/01	25	49	42,88	20101104	20121103
2259030	25 D/01	26	36	42,87	20101104	20121103
2259031	25 D/01	26	37	42,87	20101104	20121103
2259032	25 D/01	26	38	42,87	20101104	20121103
2259033	25 D/01	26	39	42,87	20101104	20121103
2259034	25 D/01	26	40	42,87	20101104	20121103
2259035	25 D/01	26	41	42,87	20101104	20121103
2259036	25 D/01	26	42	42,87	20101104	20121103
2259037	25 D/01	26	43	42,87	20101104	20121103
2259038	25 D/01	26	44	42,87	20101104	20121103
2259039	25 D/01	26	45	42,87	20101104	20121103
2259040	25 D/01	26	46	42,87	20101104	20121103
2259041	25 D/01	26	47	42,87	20101104	20121103
2259042	25 D/01	26	48	42,87	20101104	20121103
2259043	25 D/01	26	49	42,87	20101104	20121103
2259044	25 D/01	27	36	42,86	20101104	20121103
2259045	25 D/01	27	37	42,86	20101104	20121103
2259046	25 D/01	27	38	42,86	20101104	20121103
2259047	25 D/01	27	39	42,86	20101104	20121103
2259048	25 D/01	27	40	42,86	20101104	20121103
2259049	25 D/01	27	41	42,86	20101104	20121103
2259050	25 D/01	27	42	42,86	20101104	20121103
2259051	25 D/01	27	43	42,86	20101104	20121103
2259052	25 D/01	27	44	42,86	20101104	20121103
2259053	25 D/01	27	45	42,86	20101104	20121103
2259054	25 D/01	27	46	42,86	20101104	20121103
2259055	25 D/01	27	47	42,86	20101104	20121103
2259056	25 D/01	27	48	42,86	20101104	20121103
2259057	25 D/01	27	49	42,86	20101104	20121103
2259058	25 D/01	28	36	42,85	20101104	20121103
2259059	25 D/01	28	37	42,85	20101104	20121103
2259060	25 D/01	28	38	42,85	20101104	20121103
2259061	25 D/01	28	39	42,85	20101104	20121103
2259062	25 D/01	28	40	42,84	20101104	20121103
2259063	25 D/01	28	41	42,84	20101104	20121103
2259064	25 D/01	28	42	42,84	20101104	20121103
2259065	25 D/01	28	43	42,84	20101104	20121103
2259066	25 D/01	28	44	42,84	20101104	20121103
2259067	25 D/01	28	45	42,84	20101104	20121103
2259068	25 D/01	28	46	42,84	20101104	20121103
2259069	25 D/01	28	47	42,84	20101104	20121103
2259070	25 D/01	28	48	42,84	20101104	20121103
2259071	25 D/01	28	49	42,84	20101104	20121103

Appendix I: List of claims

CDC	SNRC	Rangee	Colonne	Surperficie Ha	DateEnr	DateExp
2259072	25 D/01	29	35	42,83	20101104	20121103
2259073	25 D/01	29	36	42,83	20101104	20121103
2259074	25 D/01	29	37	42,83	20101104	20121103
2259075	25 D/01	29	38	42,83	20101104	20121103
2259076	25 D/01	29	39	42,83	20101104	20121103
2259077	25 D/01	29	40	42,83	20101104	20121103
2259078	25 D/01	29	41	42,83	20101104	20121103
2259079	25 D/01	29	42	42,83	20101104	20121103
2259080	25 D/01	29	43	42,83	20101104	20121103
2259081	25 D/01	29	44	42,83	20101104	20121103
2259082	25 D/01	29	45	42,83	20101104	20121103
2259083	25 D/01	29	46	42,83	20101104	20121103
2259084	25 D/01	29	47	42,83	20101104	20121103
2259085	25 D/01	29	48	42,83	20101104	20121103
2259086	25 D/01	29	49	42,83	20101104	20121103
2259087	25 D/01	30	37	42,82	20101104	20121103
2259088	25 D/01	30	38	42,82	20101104	20121103
2259089	25 D/01	30	39	42,82	20101104	20121103
2259090	25 D/01	30	40	42,82	20101104	20121103
2259091	25 D/01	30	41	42,82	20101104	20121103
2259092	25 D/01	30	42	42,82	20101104	20121103
2259093	25 D/01	30	43	42,82	20101104	20121103
2259094	25 D/01	30	44	42,82	20101104	20121103
2259095	25 D/01	30	45	42,82	20101104	20121103
2259096	25 D/01	30	46	42,82	20101104	20121103
2259097	25 D/01	30	47	42,82	20101104	20121103
2259098	25 D/01	30	48	42,82	20101104	20121103
2259099	25 D/01	30	49	42,82	20101104	20121103
2259100	25 D/08	1	40	42,81	20101104	20121103
2259101	25 D/08	1	41	42,81	20101104	20121103
2259102	25 D/08	1	42	42,81	20101104	20121103
2259103	25 D/08	1	43	42,81	20101104	20121103
2259104	25 D/08	1	44	42,81	20101104	20121103
2259105	25 D/08	1	45	42,81	20101104	20121103
2259106	25 D/08	1	46	42,81	20101104	20121103
2259107	25 D/08	1	47	42,81	20101104	20121103
2259108	25 D/08	1	48	42,81	20101104	20121103
2259109	25 D/08	1	49	42,81	20101104	20121103
2259110	25 D/08	2	40	42,80	20101104	20121103
2259111	25 D/08	2	41	42,80	20101104	20121103
2259112	25 D/08	2	42	42,80	20101104	20121103
2259113	25 D/08	2	43	42,80	20101104	20121103
2259114	25 D/08	2	44	42,80	20101104	20121103
2259115	25 D/08	2	45	42,80	20101104	20121103
2259116	25 D/08	2	46	42,80	20101104	20121103
2259117	25 D/08	2	47	42,80	20101104	20121103
2259118	25 D/08	2	48	42,80	20101104	20121103
2259119	25 D/08	2	49	42,80	20101104	20121103

Appendix II: List of Abbreviation

Source	Domain	Code	Signification (French)	Reference
VIA	Alteration	ALB	Albitisation	
VIA	Alteration	CAR	Carbonatation	
VIA	Alteration	CHL	Chloritasation	
VIA	Alteration	FRE	Fresh-Unaltered	
VIA	Alteration	HEM	Hematisation	
VIA	Alteration	KSP	Potassic Ait	
VIA	Alteration	SER	Sericitisation	
VIA	Alteration	SIL	Sil icification	
VIA	Alteration	SUL	Sulfurisation	
VIA	Contrôle	CTC	associé à un contact	
VIA	Contrôle	CTL	associé au litaqe	
VIA	Contrôle	BFR	bordure de fraqments	
VIA	Contrôle	BCO	bordures de coussins	
VIA	Contrôle	PSC	dans le plan de la schistosité	
VIA	Contrôle	ZCI	dans une zone de cisaillement	
VIA	Contrôle	FRP	en plaquage de fracture	
VIA	Contrôle	VEI	en veines et veinules	
VIA	Contrôle	GTE	grid texture	
VIA	Contrôle	PEN	pénétrant - pervasive	
VIA	Contrôle	RAM	remplissaqe d'amyqdules	
VIA	Contrôle	STO	stockwerk	
VIA	Contrôle	VAR	variable - moUled	
VIA	Contrôle	ZAN	zones anastomosée	
SIGEOM	Minéralisation	Ag	Argent natif (visible)	PR02000-08
SIGEOM	Minéralisation	AS	Arsénopyrite	PR02000-08
SIGEOM	Minéralisation	Bi	Bismuth	PR02000-08
SIGEOM	Minéralisation	BM	Bismuthinite	PR02000-08
SIGEOM	Minéralisation	BS	Bismutite	PR02000-08
SIGEOM	Minéralisation	BN	Bornite	PR02000-08
SIGEOM	Minéralisation	BG	Boulangerite	PR02000-08
SIGEOM	Minéralisation	WO	Bournonite	PR02000-08
SIGEOM	Minéralisation	CT	Chalcocite(ne)	PR02000-08
SIGEOM	Minéralisation	CP	Chalcopyrite	PR02000-08
SIGEOM	Minéralisation	CM	Chromite	PR02000-08
SIGEOM	Minéralisation	CE	Cobaltite	PR02000-08
SIGEOM	Minéralisation	NB	Colu m bite/N iobite	PR02000-08
SIGEOM	Minéralisation	TO	Columbo-tantalite	PR02000-08
SIGEOM	Minéralisation	CV	Covellite	PR02000-08
SIGEOM	Minéralisation	CF	Cubanite	PR02000-08
SIGEOM	Minéralisation	Cu	Cuivre natif (visible)	PR02000-08
SIGEOM	Minéralisation	CU	Cuprite	PR02000-08
SIGEOM	Minéralisation	DG	Digenite	PR02000-08
SIGEOM	Minéralisation	EM	Électrum	PR02000-08
SIGEOM	Minéralisation	EG	Enarqite	PR02000-08
SIGEOM	Minéralisation	Fe	Fer	PR02000-08
SIGEOM	Minéralisation	FM	Ferrimolybdite	PR02000-08
SIGEOM	Minéralisation	GH	Gahnite	PR02000-08
SIGEOM	Minéralisation	GL	Galène	PR02000-08

Appendix II: List of Abbreviation

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Minéralisation	GO	Goethite	PR02000-08
SIGEOM	Minéralisation	HM	Hématite	PR02000-08
SIGEOM	Minéralisation	IM	Ilménite	PR02000-08
SIGEOM	Minéralisation	LM	Limonite	PR02000-08
SIGEOM	Minéralisation	LG	Loellinqite	PR02000-08
SIGEOM	Minéralisation	MG	Magnétite	PR02000-08
SIGEOM	Minéralisation	MC	Malachite	PR02000-08
SIGEOM	Minéralisation	MS	Marcasite	PR02000-08
SIGEOM	Minéralisation	MK	Merenskyite	PR02000-08
SIGEOM	Minéralisation	NS	Millerite	PR02000-08
SIGEOM	Minéralisation	OP	Minéraux opaques	PR02000-08
SIGEOM	Minéralisation	MR	Minéraux radioactifs	PR02000-08
SIGEOM	Minéralisation	MO	Molybdénite	PR02000-08
SIGEOM	Minéralisation	MB	Molybdite(dine)	PR02000-08
SIGEOM	Minéralisation	UN	Nickeline	PR02000-08
SIGEOM	Minéralisation	VG	Or natif (visible)	
SIGEOM	Minéralisation	OF	Oxyde de fer	PR02000-08
SIGEOM	Minéralisation	PB	Pechblende	PR02000-08
SIGEOM	Minéralisation	PD	Pentlandite	PR02000-08
SIGEOM	Minéralisation	PY	Pyrite	PR02000-08
SIGEOM	Minéralisation	PM	Pyrochlore	PR02000-08
SIGEOM	Minéralisation	PO	Pyrrhotine	PR02000-08
SIGEOM	Minéralisation	SW	Scheelite	PR02000-08
SIGEOM	Minéralisation	SG	Sélénite	PR02000-08
SIGEOM	Minéralisation	Se	Sélénium	PR02000-08
SIGEOM	Minéralisation	S	Souffre	PR02000-08
SIGEOM	Minéralisation	HS	Spécula rite	PR02000-08
SIGEOM	Minéralisation	SP	Sphalérite	PR02000-08
SIGEOM	Minéralisation	SB	Stibine/Stibnite	PR02000-08
SIGEOM	Minéralisation	HD	Stilbite (Heulandite)	PR02000-08
SIGEOM	Minéralisation	SF	Sulfures	PR02000-08
SIGEOM	Minéralisation	OT	T étraferroplatine	PR02000-08
SIGEOM	Minéralisation	TH	Tétrahédrite	PR02000-08
SIGEOM	Minéralisation	TR	Thorianite	PR02000-08
SIGEOM	Minéralisation	TI	Thorite	PR02000-08
SIGEOM	Minéralisation	NM	Titanomagnétite	PR02000-08
SIGEOM	Minéralisation	UR	Uraninite	PR02000-08
SIGEOM	Minéralisation	UP	Uranophane	PR02000-08
SIGEOM	Minéralisation	UI	Uranopilite	PR02000-08
SIGEOM	Minéralisation	UH	Uranothorianite	PR02000-08
SIGEOM	Minéralisation	UT	Uranothorite	PR02000-08
SIGEOM	Minéralisation	GU	Uvarovite	PR02000-08
SIGEOM	Minéralisation	WF	Wolframite	PR02000-08
SIGEOM	Minéralogie	AV	Acanthite	PR02000-08
SIGEOM	Minéralogie	AC	Actinote	PR02000-08
SIGEOM	Minéralogie	EC	Aeschynite - Y	PR02000-08
SIGEOM	Minéralogie	AE	Agate	PR02000-08

Appendix II: List of Abbreviation

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Minéralogie	BP	Aikinite	PR02000-08
SIGEOM	Minéralogie	KA	Akermanite	PR02000-08
SIGEOM	Minéralogie	AB	Albite	PR02000-08
SIGEOM	Minéralogie	AL	Allanite	PR02000-08
SIGEOM	Minéralogie	TP	Altaïte	PR02000-08
SIGEOM	Minéralogie	AI	Amazonite	PR02000-08
SIGEOM	Minéralogie	AH	Améthyste	PR02000-08
SIGEOM	Minéralogie	AO	Amiante (Asbestos)	PR02000-08
SIGEOM	Minéralogie	AM	Amphibole	PR02000-08
SIGEOM	Minéralogie	NT	Anatase	PR02000-08
SIGEOM	Minéralogie	AD	Andalousite	PR02000-08
SIGEOM	Minéralogie	AA	Andésine	PR02000-08
SIGEOM	Minéralogie	GD	Andradite	PR02000-08
SIGEOM	Minéralogie	LR	Anglésite	PR02000-08
SIGEOM	Minéralogie	AY	Anhydrite	PR02000-08
SIGEOM	Minéralogie	AK	Ankérite	PR02000-08
SIGEOM	Minéralogie	NG	Annabergite	PR02000-08
SIGEOM	Minéralogie	AN	Anorthite	PR02000-08
SIGEOM	Minéralogie	AT	Anthophyllite	PR02000-08
SIGEOM	Minéraloqie	Sb	Antimoine	PR02000-08
SIGEOM	Minéraloqie	AP	Apatite	PR02000-08
SIGEOM	Minéraloqie	OA	Araqonite	PR02000-08
SIGEOM	Minéralogie	AG	Augite	PR02000-08
SIGEOM	Minéralogie	AU	Autunite	PR02000-08
SIGEOM	Minéralogie	NF	Awaruite	PR02000-08
SIGEOM	Minéralogie	AX	Axinite	PR02000-08
SIGEOM	Minéralogie	AZ	Azurite	PR02000-08
SIGEOM	Minéraloqie	BR	Barytine	PR02000-08
SIGEOM	Minéraloqie	BA	Bastnaesite	PR02000-08
SIGEOM	Minéraloqie	BL	Béryl	PR02000-08
SIGEOM	Minéralogie	BF	Bétafite	PR02000-08
SIGEOM	Minéralogie	BO	Biotite	PR02000-08
SIGEOM	Minéralogie	BI	Birnessite	PR02000-08
SIGEOM	Minéralogie	BD	Boltwoodite	PR02000-08
SIGEOM	Minéralogie	DI	Braggite	PR02000-08
SIGEOM	Minéraloqie	BE	Brannerite	PR02000-08
SIGEOM	Minéraloqie	BV	Bravoite	PR02000-08
SIGEOM	Minéraloqie	BU	Britholite	PR02000-08
SIGEOM	Minéralogie	BH	Brochantite	PR02000-08
SIGEOM	Minéralogie	BC	Brucite	PR02000-08
SIGEOM	Minéralogie	BT	Bytownite	PR02000-08
SIGEOM	Minéralogie	CA	Calaverite	PR02000-08
SIGEOM	Minéralogie	CO	Calcédoine	PR02000-08
SIGEOM	Minéraloqie	CC	Calcite	PR02000-08
SIGEOM	Minéraloqie	CB	Carbonate	PR02000-08
SIGEOM	Minéraloqie	CJ	Cattierite	PR02000-08
SIGEOM	Minéralogie	WD	Cérussite	PR02000-08
SIGEOM	Minéralogie	OS	Cervantite	PR02000-08

Appendix II: List of Abbreviation

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Minéralogie	ZB	Chabazite(Chabasite)	PR02000-08
SIGEOM	Minéralogie	DN	Chamosite	PR02000-08
SIGEOM	Minéralogie	CH	Chert	PR02000-08
SIGEOM	Minéralogie	CO	Chloanthite	PR02000-08
SIGEOM	Minéralogie	CL	Chlorite	PR02000-08
SIGEOM	Minéralogie	CR	Chloritoïde	PR02000-08
SIGEOM	Minéralogie	HR	Chondrodite	PR02000-08
SIGEOM	Minéralogie	CY	Chrysocolle	PR02000-08
SIGEOM	Minéralogie	CS	Chrysotile	PR02000-08
SIGEOM	Minéralogie	UC	Clarkeite	PR02000-08
SIGEOM	Minéralogie	CI	Clevelandite	PR02000-08
SIGEOM	Minéralogie	HO	Clinohypersthene	PR02000-08
SIGEOM	Minéralogie	CX	Clinopyroxène	PR02000-08
SIGEOM	Minéralogie	CZ	Clinozoïsite	PR02000-08
SIGEOM	Minéralogie	UB	Coffinite	PR02000-08
SIGEOM	Minéralogie	0	Coopérite	PR02000-08
SIGEOM	Minéralogie	CD	Cordiérite	PR02000-08
SIGEOM	Minéralogie	CN	Corindon	PR02000-08
SIGEOM	Minéralogie	PI	Cosalite	PR02000-08
SIGEOM	Minéralogie	CK	Cryptomelane	PR02000-08
SIGEOM	Minéralogie	CG	Cummingtonite	PR02000-08
SIGEOM	Minéralogie	ZU	Cyrtolite	PR02000-08
SIGEOM	Minéralogie	DT	Danaite	PR02000-08
SIGEOM	Minéralogie	DL	Devilline	PR02000-08
SIGEOM	Minéralogie	DP	Diopside	PR02000-08
SIGEOM	Minéralogie	DJ	Djurleite	PR02000-08
SIGEOM	Minéralogie	DM	Dolomite	PR02000-08
SIGEOM	Minéralogie	TG	Dravite	PR02000-08
SIGEOM	Minéralogie	DS	Dravite-Schorlite	PR02000-08
SIGEOM	Minéralogie	ES	Enstatite	PR02000-08
SIGEOM	Minéralogie	EP	Epidote	PR02000-08
SIGEOM	Minéralogie	ER	Erythrite	PR02000-08
SIGEOM	Minéralogie	EU	Eudialyte	PR02000-08
SIGEOM	Minéralogie	EX	Euxénite - (Y)	PR02000-08
SIGEOM	Minéralogie	FA	Fayalite	PR02000-08
SIGEOM	Minéralogie	FP	Feldspath	PR02000-08
SIGEOM	Minéralogie	FN	Feldspath noir	PR02000-08
SIGEOM	Minéralogie	FK	Feldspath potassique	PR02000-08
SIGEOM	Minéralogie	FV	Feldspath vert/brun	PR02000-08
SIGEOM	Minéralogie	FD	Feldspathoïde	PR02000-08
SIGEOM	Minéralogie	FT	Ferghanite	PR02000-08
SIGEOM	Minéralogie	FS	Fergusonite	PR02000-08
SIGEOM	Minéralogie	FB	Fibrolite	PR02000-08
SIGEOM	Minéralogie	AF	Fluorapatite	PR02000-08
SIGEOM	Minéralogie	FL	Fluorite (fluorine)	PR02000-08
SIGEOM	Minéralogie	FO	Forstérite	PR02000-08
SIGEOM	Minéralogie	FR	Franklinite	PR02000-08

Appendix II: List of Abbreviation

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Minéralogie	FG	Freibergite	PR02000-08
SIGEOM	Minéralogie	Fe	Fuchsite	PR02000-08
SIGEOM	Minéralogie	Ne	Gaspéite	PR02000-08
SIGEOM	Minéralogie	GT	Gédrite	PR02000-08
SIGEOM	Minéralogie	NA	Gersdorffite	PR02000-08
SIGEOM	Minéralogie	Ge	Glaucophane	PR02000-08
SIGEOM	Minéralogie	GP	Graphite	PR02000-08
SIGEOM	Minéralogie	GF	Greenalite	PR02000-08
SIGEOM	Minéralogie	GK	Greenockite	PR02000-08
SIGEOM	Minéralogie	GR	Grenat	PR02000-08
SIGEOM	Minéralogie	GM	Grenat manganésifère	PR02000-08
SIGEOM	Minéralogie	GA	Grenat-almandin	PR02000-08
SIGEOM	Minéralogie	GG	Grenat-grossulaire	PR02000-08
SIGEOM	Minéralogie	GY	Grenat-pyrope	PR02000-08
SIGEOM	Minéralogie	GN	Grunérite	PR02000-08
SIGEOM	Minéralogie	UD	Gudmundite	PR02000-08
SIGEOM	Minéralogie	GB	Gummite	PR02000-08
SIGEOM	Minéralogie	GI	Gunningite	PR02000-08
SIGEOM	Minéralogie	GE	Gypse	PR02000-08
SIGEOM	Minéralogie	HL	Halite	PR02000-08
SIGEOM	Minéralogie	HZ	Heazlewoodite	PR02000-08
SIGEOM	Minéralogie	HG	Hédenbergite	PR02000-08
SIGEOM	Minéralogie	HE	Hemimorphite	PR02000-08
SIGEOM	Minéralogie	He	Hercynite	PR02000-08
SIGEOM	Minéralogie	HK	Holmquistite	PR02000-08
SIGEOM	Minéralogie	HB	Hornblende	PR02000-08
SIGEOM	Minéralogie	HT	Hydrocerussite	PR02000-08
SIGEOM	Minéralogie	HN	Hydromagnésite	PR02000-08
SIGEOM	Minéralogie	ZH	Hydrozincite	PR02000-08
SIGEOM	Minéralogie	HP	Hypersthène	PR02000-08
SIGEOM	Minéralogie	ID	Idaite	PR02000-08
SIGEOM	Minéralogie	IG	Iddingsite	PR02000-08
SIGEOM	Minéralogie	IR	Iriginite	PR02000-08
SIGEOM	Minéralogie	IF	Isoferroplatine	PR02000-08
SIGEOM	Minéralogie	JA	Jade	PR02000-08
SIGEOM	Minéralogie	JS	Jarosite	PR02000-08
SIGEOM	Minéralogie	JP	Jaspe	PR02000-08
SIGEOM	Minéralogie	KL	Kaolinite	PR02000-08
SIGEOM	Minéralogie	KS	Kasolite	PR02000-08
SIGEOM	Minéralogie	KM	Kermésite	PR02000-08
SIGEOM	Minéralogie	KK	Klockmannite	PR02000-08
SIGEOM	Minéralogie	KP	Kornérupine	PR02000-08
SIGEOM	Minéralogie	KR	Krennerite	PR02000-08
SIGEOM	Minéralogie	KN	Kyanite/Disthène	PR02000-08
SIGEOM	Minéralogie	LB	Labradorite	PR02000-08
SIGEOM	Minéralogie	LU	Laumontite	PR02000-08
SIGEOM	Minéralogie	LI	Laurite	PR02000-08

Appendix II: List of Abbreviation

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Minéralogie	LS	Lawsonite	PR02000-08
SIGEOM	Minéralogie	LD	Lepidocrocite	PR02000-08
SIGEOM	Minéralogie	LP	Lépidolite	PR02000-08
SIGEOM	Minéralogie	LE	Lessingite	PR02000-08
SIGEOM	Minéralogie	LC	Leucite	PR02000-08
SIGEOM	Minéralogie	LX	Leucoxène	PR02000-08
SIGEOM	Minéralogie	LN	Linnaéite	PR02000-08
SIGEOM	Minéralogie	DH	Maghémite	PR02000-08
SIGEOM	Minéralogie	IC	Magnésiochromite	PR02000-08
SIGEOM	Minéralogie	MN	Magnésite	PR02000-08
SIGEOM	Minéralogie	MM	Manganite	PR02000-08
SIGEOM	Minéralogie	MT	Mariposite	PR02000-08
SIGEOM	Minéralogie	ZF	Marmatite	PR02000-08
SIGEOM	Minéralogie	MH	Martite	PR02000-08
SIGEOM	Minéralogie	ME	Mélilite	PR02000-08
SIGEOM	Minéralogie	MW	Melonite	PR02000-08
SIGEOM	Minéralogie	NE	Ménéghinite	PR02000-08
SIGEOM	Minéralogie	MP	Mésoperthite	PR02000-08
SIGEOM	Minéralogie	WH	Meymacite	PR02000-08
SIGEOM	Minéralogie	MI	Mica	PR02000-08
SIGEOM	Minéralogie	ML	Microcline	PR02000-08
SIGEOM	Minéralogie	MA	Minéraux argileux	PR02000-08
SIGEOM	Minéralogie	MD	Minéraux décoratifs	PR02000-08
SIGEOM	Minéralogie	MX	Minéraux lourds	PR02000-08
SIGEOM	Minéralogie	MF	Minéraux mafiques	PR02000-08
SIGEOM	Minéralogie	MU	Minnesotaite	PR02000-08
SIGEOM	Minéralogie	MZ	Monazite	PR02000-08
SIGEOM	Minéralogie	OM	Monticellite	PR02000-08
SIGEOM	Minéralogie	MV	Muscovite	PR02000-08
SIGEOM	Minéralogie	NP	Néphéline	PR02000-08
SIGEOM	Minéralogie	1	Niocalite	PR02000-08
SIGEOM	Minéralogie	OC	Ocre	PR02000-08
SIGEOM	Minéralogie	OG	Oligoclasse	PR02000-08
SIGEOM	Minéralogie	OV	Olivine	PR02000-08
SIGEOM	Minéralogie	OR	Orthoclase (orthose)	PR02000-08
SIGEOM	Minéralogie	OX	Orthopyroxène	PR02000-08
SIGEOM	Minéralogie	OL	Ottrelite	PR02000-08
SIGEOM	Minéralogie	OH	Oxyhornblende (Hornblende brune)	PR02000-08
SIGEOM	Minéralogie	PE	Paragonite	PR02000-08
SIGEOM	Minéralogie	PT	Penninite/Pennine	PR02000-08
SIGEOM	Minéralogie	II	Péristérite	PR02000-08
SIGEOM	Minéralogie	PK	Perovskite	PR02000-08
SIGEOM	Minéralogie	PR	Perthite	PR02000-08
SIGEOM	Minéralogie	PZ	Petzite	PR02000-08
SIGEOM	Minéralogie	PA	Phénacite/Phénakite	PR02000-08
SIGEOM	Minéralogie	PH	Phlogopite	PR02000-08
SIGEOM	Minéralogie	PU	Phosphuranylite	PR02000-08
SIGEOM	Minéralogie	AR	Picrolite	PR02000-08

Appendix II: List of Abbreviation

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Minéralogie	PC	Pistachite	PR02000-08
SIGEOM	Minéralogie	PG	Plagioclase	PR02000-08
SIGEOM	Minéralogie	ZP	Pollucite	PR02000-08
SIGEOM	Minéralogie	PJ	Posniakite	PR02000-08
SIGEOM	Minéralogie	PN	Préhnite	PR02000-08
SIGEOM	Minéralogie	PP	Pumpellyite	PR02000-08
SIGEOM	Minéralogie	PS	Pyrolusite	PR02000-08
SIGEOM	Minéralogie	PL	Pyrophyllite	PR02000-08
SIGEOM	Minéralogie	PX	Pyroxène	PR02000-08
SIGEOM	Minéralogie	QZ	Quartz	PR02000-08
SIGEOM	Minéralogie	QB	Quartz bleu	PR02000-08
SIGEOM	Minéralogie	RD	Rhodochrosite	PR02000-08
SIGEOM	Minéralogie	RN	Rhodonite	PR02000-08
SIGEOM	Minéralogie	RB	Riebeckite	PR02000-08
SIGEOM	Minéralogie	RM	Romanechite	PR02000-08
SIGEOM	Minéralogie	RC	Roscoelite	PR02000-08
SIGEOM	Minéralogie	RZ	Rozénite	PR02000-08
SIGEOM	Minéralogie	RL	Rutile	PR02000-08
SIGEOM	Minéralogie	FF	Safflorite	PR02000-08
SIGEOM	Minéralogie	SK	Samarskite	PR02000-08
SIGEOM	Minéralogie	UL	Samarskite - (Y)	PR02000-08
SIGEOM	Minéralogie	SA	Sanidine	PR02000-08
SIGEOM	Minéralogie	SH	Sapphirine	PR02000-08
SIGEOM	Minéralogie	SC	Scapolite	PR02000-08
SIGEOM	Minéralogie	TF	Schorl ite(Schorl)	PR02000-08
SIGEOM	Minéralogie	VS	Sénarmontite	PR02000-08
SIGEOM	Minéralogie	SR	Séricite	PR02000-08
SIGEOM	Minéralogie	ST	Serpentine	PR02000-08
SIGEOM	Minéralogie	SD	Sidérite(sidérose)	PR02000-08
SIGEOM	Minéralogie	SI	Sidérotil	PR02000-08
SIGEOM	Minéralogie	SM	Sillimanite	PR02000-08
SIGEOM	Minéralogie	DW	Sklodowskite	PR02000-08
SIGEOM	Minéralogie	TW	Smaltite/Smaltine	PR02000-08
SIGEOM	Minéralogie	ZO	Smithsonite	PR02000-08
SIGEOM	Minéralogie	SS	Sodalite	PR02000-08
SIGEOM	Minéralogie	DY	Soddyite	PR02000-08
SIGEOM	Minéralogie	GS	Spessartine	PR02000-08
SIGEOM	Minéralogie	SN	Sphène/Titanite	PR02000-08
SIGEOM	Minéralogie	SL	Spinelle	PR02000-08
SIGEOM	Minéralogie	SO	Spodumène	PR02000-08
SIGEOM	Minéralogie	NN	Stannite	PR02000-08
SIGEOM	Minéralogie	SY	Starkéyite	PR02000-08
SIGEOM	Minéralogie	SU	Staurotide	PR02000-08
SIGEOM	Minéralogie	TS	Stéatite	PR02000-08
SIGEOM	Minéralogie	ON	Stibiconite	PR02000-08
SIGEOM	Minéralogie	SE	Stilpnomélane	PR02000-08
SIGEOM	Minéralogie	SV	Sylvanite	PR02000-08
SIGEOM	Minéralogie	SZ	Szomolnokite	PR02000-08

Appendix II: List of Abbreviation

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Minéralogie	TC	Talc	PR02000-08
SIGEOM	Minéralogie	TN	Tantalite	PR02000-08
SIGEOM	Minéralogie	TB	Tellurobismuthite	PR02000-08
SIGEOM	Minéralogie	TT	Tennantite	PR02000-08
SIGEOM	Minéralogie	TE	Tenorite	PR02000-08
SIGEOM	Minéraloqie	TD	Tétradymite	PR02000-08
SIGEOM	Minéraloqie	ZT	Thomsonite	PR02000-08
SIGEOM	Minéraloqie	HU	Thucholite	PR02000-08
SIGEOM	Minéralogie	TZ	Topaze	PR02000-08
SIGEOM	Minéralogie	TU	Torbernite	PR02000-08
SIGEOM	Minéralogie	TL	Tourmaline	PR02000-08
SIGEOM	Minéralogie	TA	Tourmaline zincifère	PR02000-08
SIGEOM	Minéralogie	TM	Trémolite	PR02000-08
SIGEOM	Minéraloqie	US	Ulv6spinel	PR02000-08
SIGEOM	Minéraloqie	VA	Valentinite	PR02000-08
SIGEOM	Minéraloqie	VL	Valleriite	PR02000-08
SIGEOM	Minéralogie	VR	Vermiculite	PR02000-08
SIGEOM	Minéralogie	W	Vésuvianite	PR02000-08
SIGEOM	Minéralogie	VO	Viola rite	PR02000-08
SIGEOM	Minéralogie	WM	Willemite	PR02000-08
SIGEOM	Minéralogie	WS	Wilsonite	PR02000-08
SIGEOM	Minéraloqie	WL	Wollastonite	PR02000-08
SIGEOM	Minéraloqie	WN	Wulfenite	PR02000-08
SIGEOM	Minéraloqie	TX	Xénotime-(Y)	PR02000-08
SIGEOM	Minéralogie	ZL	Zéolite	PR02000-08
SIGEOM	Minéralogie	ZN	Zincite	PR02000-08
SIGEOM	Minéralogie	ZC	Zircon	PR02000-08
SIGEOM	Minéralogie	ZS	Zoïsite	PR02000-08
SIGEOM	OrganoFossile	XX	Autres	PR02000-08
SIGEOM	OrqanoFossile	XB	Bioclastes	PR02000-08
SIGEOM	OrqanoFossile	YB	Brachiopodes	PR02000-08
SIGEOM	OrqanoFossile	YZ	Bryozoaires	PR02000-08
SIGEOM	OrganoFossile	YC	Céphalopodes	PR02000-08
SIGEOM	OrganoFossile	XC	Ciment	PR02000-08
SIGEOM	OrganoFossile	YA	Conulaires	PR02000-08
SIGEOM	OrganoFossile	YX	Coraux	PR02000-08
SIGEOM	OrganoFossile	YR	Crinoïdes	PR02000-08
SIGEOM	OrqanoFossile	YD	Échinodermes	PR02000-08
SIGEOM	OrqanoFossile	YE	Éponqes	PR02000-08
SIGEOM	OrqanoFossile	yy	Fossile	PR02000-08
SIGEOM	OrganoFossile	YT	Gastéropodes	PR02000-08
SIGEOM	OrganoFossile	YG	Graptolites	PR02000-08
SIGEOM	OrganoFossile	XH	Hydrocarbures	PR02000-08
SIGEOM	OrganoFossile	XL	Liant	PR02000-08
SIGEOM	OrganoFossile	XR	Lithoclastes	PR02000-08
SIGEOM	OrqanoFossile	XG	Matière orqanique	PR02000-08
SIGEOM	OrqanoFossile	XM	Matrice	PR02000-08

Appendix II: List of Abbreviation

Source	Domain	Code	Signification (French)	Reference
SIGEOM	OrganoFossile	XT	Oncolites	PR02000-08
SIGEOM	OrganoFossile	XO	Oolites	PR02000-08
SIGEOM	OrganoFossile	YO	Ostracodes	PR02000-08
SIGEOM	OrganoFossile	YP	Pélécipodes	PR02000-08
SIGEOM	OrganoFossile	XP	Pellets	PR02000-08
SIGEOM	OrganoFossile	XD	Péloïdes	PR02000-08
SIGEOM	OrganoFossile	YN	Plantes	PR02000-08
SIGEOM	OrganoFossile	YK	Poissons	PR02000-08
SIGEOM	OrganoFossile	YS	Stromatoïdes	PR02000-08
SIGEOM	OrganoFossile	YI	Stromatoporoïdes	PR02000-08
SIGEOM	OrganoFossile	YF	Traces fossiles	PR02000-08
SIGEOM	OrganoFossile	YL	Trilobites	PR02000-08
SIGEOM	Roche	14QA	Aillikite	MB96-28
SIGEOM	Roche	11K	Alaskite	MB96-28
SIGEOM	Roche	140A	Alnoite	MB96-28
SIGEOM	Roche	V2J	Andésite	MB96-28
SIGEOM	Roche	S12C	Anhydrite	MB96-28
SIGEOM	Roche	13G	Anorthosite	MB96-28
SIGEOM	Roche	13T	Anorthosite à hyperstène	MB96-28
SIGEOM	Roche	13GR	Anorthosite foidifère	MB96-28
SIGEOM	Roche	13H	Anorthosite gabbroique	MB96-28
SIGEOM	Roche	13GQ	Anorthosite quartzifère	MB96-28
SIGEOM	Roche	11F	Aplite	MB96-28
SIGEOM	Roche	S2	Arénite	MB96-28
SIGEOM	Roche	S2D	Arénite arkosique	MB96-28
SIGEOM	Roche	S2E	Arénite lithique	MB96-28
SIGEOM	Roche	S2A	Arénite Quartzitique	MB96-28
SIGEOM	Roche	S1C	Arkose	MB96-28
SIGEOM	Roche	S2C	Arkose	MB96-28
SIGEOM	Roche	S7J	Bafflestone	MB96-28
SIGEOM	Roche	V3B	Basalte	MB96-28
SIGEOM	Roche	V3E	Basalte à olivine	MB96-28
SIGEOM	Roche	V3C	Basalte à quartz	MB96-28
SIGEOM	Roche	V3A	Basalte andésitique/Andésite basaltique	MB96-28
SIGEOM	Roche	V3F	Basalte magnésien	MB96-28
SIGEOM	Roche	V3H	Basanite	MB96-28
SIGEOM	Roche	V3HP	Basanite phonolitique	MB96-28
SIGEOM	Roche	V2FB	Benmoréite	MB96-28
SIGEOM	Roche	V3J	Bonninite	MB96-28
SIGEOM	Roche	S71	Boundstone	MB96-28
SIGEOM	Roche	S5	Brèche	MB96-28
SIGEOM	Roche	S5G	Brèche Intraformationnel	MB96-28
SIGEOM	Roche	S5H	Brèche Intraformationnel Fermé	MB96-28
SIGEOM	Roche	S51	Brèche Intraformationnel Ouvert	MB96-28
SIGEOM	Roche	S5A	Brèche Monogénique	MB96-28
SIGEOM	Roche	S5B	Brèche Monogénique Fermé	MB96-28
SIGEOM	Roche	S5C	Brèche Monogénique Ouvert	MB96-28

Appendix II: List of Abbreviation

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Roche	S5D	Brèche Polygénique	MB96-28
SIGEOM	Roche	S5E	Brèche Polygénique Fermé	MB96-28
SIGEOM	Roche	S5F	Brèche Polygénique Ouvert	MB96-28
SIGEOM	Roche	S7	Calcaire	MB96-28
SIGEOM	Roche	S7C	Calcarénite	MB96-28
SIGEOM	Roche	S7A	Calcilulite	MB96-28
SIGEOM	Roche	14QC	Calciocarbonatite	MB96-28
SIGEOM	Roche	S7D	calcirudite	MB96-28
SIGEOM	Roche	S7B	calcisiltite	MB96-28
SIGEOM	Roche	140C	Camptonite	MB96-28
SIGEOM	Roche	14Q	Carbonatite	MB96-28
SIGEOM	Roche	11P	Charnockite (Granite à hyperstène)	MB96-28
SIGEOM	Roche	110	Charnockite à feldspath alcalin	MB96-28
SIGEOM	Roche	S10	Chert	MB96-28
SIGEOM	Roche	S10B	Chert Carbonaté	MB96-28
SIGEOM	Roche	S10F	Chert Ferrugineux	MB96-28
SIGEOM	Roche	S10E	Chert Graphiteux/Carboné	MB96-28
SIGEOM	Roche	S10A	Chert Oxydé	MB96-28
SIGEOM	Roche	S10C	Chert Silicaté	MB96-28
SIGEOM	Roche	S10D	Chert Sulfuré	MB96-28
SIGEOM	Roche	S6H	Clayshale	MB96-28
SIGEOM	Roche	S61	Clayslate	MB96-28
SIGEOM	Roche	S6G	Claystone	MB96-28
SIGEOM	Roche	14C	Clinopyroxénite	MB96-28
SIGEOM	Roche	14F	Clinopyroxénite à olivine	MB96-28
SIGEOM	Roche	V1BC	Commendite	MB96-28
SIGEOM	Roche	S4	Conglomérat	MB96-28
SIGEOM	Roche	S4G	Conglomérat intraformationnel	MB96-28
SIGEOM	Roche	S4H	Conglomérat intraformationnel Fermé	MB96-28
SIGEOM	Roche	S41	Conglomérat intraformationnel Ouvert	MB96-28
SIGEOM	Roche	S4A	Conglomérat monogénique	MB96-28
SIGEOM	Roche	S4B	Conglomérat monogénique fermé	MB96-28
SIGEOM	Roche	S4C	Conglomérat monogénique Ouvert	MB96-28
SIGEOM	Roche	S4D	Conglomérat polygénique	MB96-28
SIGEOM	Roche	S4E	Conglomérat polygénique Fermé	MB96-28
SIGEOM	Roche	S4F	Conglomérat polygénique Ouvert	MB96-28
SIGEOM	Roche	V1D	Dacite	MB96-28
SIGEOM	Roche	140D	Damtjernite	MB96-28
SIGEOM	Roche	13B	Diabase	MB96-28
SIGEOM	Roche	13M	Diabase à olivine	MB96-28
SIGEOM	Roche	13F	Diabase à quatrz	MB96-28
SIGEOM	Roche	12J	Diorite	MB96-28
SIGEOM	Roche	120	Diorite à hyperstène	MB96-28
SIGEOM	Roche	12JR	Diorite foidifère	MB96-28
SIGEOM	Roche	12JF	Diorite foidique	MB96-28
SIGEOM	Roche	121	Diorite quartzifère	MB96-28
SIGEOM	Roche	S8C	Dolarénite	MB96-28

Appendix II: List of Abbreviation

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Roche	S8A	Dololutite	MB96-28
SIGEOM	Roche	S8	Dolomite	MB96-28
SIGEOM	Roche	S8D	Dolorudite	MB96-28
SIGEOM	Roche	S8B	Dolosilite	MB96-28
SIGEOM	Roche	14M	Dunite	MB96-28
SIGEOM	Roche	In	Enderbite (Tonalite à hyperstène)	MB96-28
SIGEOM	Roche	S12	Évaporite	MB96-28
SIGEOM	Roche	S11	Exhalite	MB96-28
SIGEOM	Roche	140F	Ferrocarbonatite	MB96-28
SIGEOM	Roche	13D	Ferrogabbro	MB96-28
SIGEOM	Roche	11N	Filon/Veine de quartz	MB96-28
SIGEOM	Roche	V41	Foidite	MB96-28
SIGEOM	Roche	V41P	Foidite phonolitique	MB96-28
SIGEOM	Roche	V41T	Foidite téphritique	MB96-28
SIGEOM	Roche	14S	Foidolite	MB96-28
SIGEOM	Roche	S9	Formation de fer	MB96-28
SIGEOM	Roche	S9C	Formation de fer Carbonatée	MB96-28
SIGEOM	Roche	S9A	Formation de fer indéterminée	MB96-28
SIGEOM	Roche	S9B	Formation de fer oxydée	MB96-28
SIGEOM	Roche	S9D	Formation de fer Silicatée	MB96-28
SIGEOM	Roche	S9E	Formation de fer Sulfurée	MB96-28
SIGEOM	Roche	13A	Gabbro	MB96-28
SIGEOM	Roche	13K	Gabbro à olivine	MB96-28
SIGEOM	Roche	13E	Gabbro à quartz	MB96-28
SIGEOM	Roche	131	Gabbro anorthosite	MB96-28
SIGEOM	Roche	13AR	Gabbro foidifère	MB96-28
SIGEOM	Roche	130	Gabbronorite	MB96-28
SIGEOM	Roche	13R	Gabbronorite à olivine	MB96-28
SIGEOM	Roche	S7H	Grainstone	MB96-28
SIGEOM	Roche	11B	Granite	MB96-28
SIGEOM	Roche	11A	Granite à feldspath alcalin	MB96-28
SIGEOM	Roche	111	Granitoide riche en quartz	MB96-28
SIGEOM	Roche	11C	Granodiorite	MB96-28
SIGEOM	Roche	11S	Grano-diotite à hyperstène	MB96-28
SIGEOM	Roche	11H	Granophyre	MB96-28
SIGEOM	Roche	S1	Grès	MB96-28
SIGEOM	Roche	S1D	Grès Arkosique	MB96-28
SIGEOM	Roche	S1B	Grès Feldspathique	MB96-28
SIGEOM	Roche	S1E	Grès Lithique	MB96-28
SIGEOM	Roche	S1F	Grès Lithique subfeldspathitique	MB96-28
SIGEOM	Roche	S1A	Grès Quartzique	MB96-28
SIGEOM	Roche	S12D	Gypse	MB96-28
SIGEOM	Roche	S12A	Halite	MB96-28
SIGEOM	Roche	14L	Harzburgite	MB96-28
SIGEOM	Roche	V3DH	Hawaiite	MB96-28
SIGEOM	Roche	14A	Hornblendite	MB96-28
SIGEOM	Roche	V2JI	Icelandite	MB96-28

Appendix II: List of Abbreviation

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Roche	V3AI	Icelandite basaltique	MB96-28
SIGEOM	Roche	11	Intrusion felsique	MB96-28
SIGEOM	Roche	12	Intrusion Intermédiaire	MB96-28
SIGEOM	Roche	13	Intrusion mafique	MB96-28
SIGEOM	Roche	14	Intrusion ultramafique	MB96-28
SIGEOM	Roche	S10J	Jaspe, Jaspilite	MB96-28
SIGEOM	Roche	12P	Jotunite (Monzodiorite à hyperstène)	MB96-28
SIGEOM	Roche	130K	Kersantite	MB96-28
SIGEOM	Roche	14P	Kimberlite	MB96-28
SIGEOM	Roche	14PA	Kimberlite (croupe 1)	MB96-28
SIGEOM	Roche	14PB	Kimberlite (qroupe II)	MB96-28
SIGEOM	Roche	V4A	Komatiite	MB96-28
SIGEOM	Roche	V4D	Komatiite dunitique	MB96-28
SIGEOM	Roche	V4C	Komatiite péridotitique	MB96-28
SIGEOM	Roche	V4B	Komatiite pyroxénitique	MB96-28
SIGEOM	Roche	14R	Lamproite	MB96-28
SIGEOM	Roche	130	Lamprophyre mafique	MB96-28
SIGEOM	Roche	140	I.amprophvre ultrabasique	MB96-28
SIGEOM	Roche	V2FL	Latite	MB96-28
SIGEOM	Roche	V2LR	Latite foidifère	MB96-28
SIGEOM	Roche	V2E	Latite quartzifère	MB96-28
SIGEOM	Roche	13P	Leuconorite	MB96-28
SIGEOM	Roche	14K	Lherzolite	MB96-28
SIGEOM	Roche	14QM	Magnésiocarbonatite	MB96-28
SIGEOM	Roche	120	Mangérite (Monzonite à hyperstène)	MB96-28
SIGEOM	Roche	V4E	Meimechite	MB96-28
SIGEOM	Roche	V4F	Melilitite	MB96-28
SIGEOM	Roche	V4FO	Melilitite à olivine	MB96-28
SIGEOM	Roche	14T	Mélilitolite	MB96-28
SIGEOM	Roche	130M	Minette	MB96-28
SIGEOM	Roche	140M	Monchiquite	MB96-28
SIGEOM	Roche	12H	Monzodiorite	MB96-28
SIGEOM	Roche	12HR	Monzodiorite foidifère	MB96-28
SIGEOM	Roche	12HF	Monzodiorite foidique	MB96-28
SIGEOM	Roche	12G	Monzodiorite quartzifère	MB96-28
SIGEOM	Roche	13C	Monzoqabbro	MB96-28
SIGEOM	Roche	13CR	Monzogabbro foidifère	MB96-28
SIGEOM	Roche	13CF	Monzogabbro foidique	MB96-28
SIGEOM	Roche	13CQ	Monzogabbro quartzifère	MB96-28
SIGEOM	Roche	11M	Monzo-Granite	MB96-28
SIGEOM	Roche	11R	Monzo-granite à hyperstène	MB96-28
SIGEOM	Roche	12F	Monzonite	MB96-28
SIGEOM	Roche	12FR	Monzonite foidifère	MB96-28
SIGEOM	Roche	12E	Monzonite quartzifère	MB96-28
SIGEOM	Roche	13S	Monzonorite	MB96-28
SIGEOM	Roche	12K	Monzosyénite	MB96-28
SIGEOM	Roche	12KF	Monzosyénite foidique	MB96-28

Appendix II: List of Abbreviation

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Roche	OB	Mort Terrain (Overburden)	
SIGEOM	Roche	S6	Mudrock	MB96-28
SIGEOM	Roche	S6E	Mudshale	MB96-28
SIGEOM	Roche	S6F	Mudslate	MB96-28
SIGEOM	Roche	S6D	Mudstone	MB96-28
SIGEOM	Roche	S7E	Mudstone	MB96-28
SIGEOM	Roche	V3GM	Mugéargite	MB96-28
SIGEOM	Roche	V41N	Néphélinite	MB96-28
SIGEOM	Roche	13J	Norite	MB96-28
SIGEOM	Roche	13L	Norite à olivine	MB96-28
SIGEOM	Roche	14E	Orthopyroxénite	MB96-28
SIGEOM	Roche	14H	Orthopyroxénite à olivine	MB96-28
SIGEOM	Roche	S7G	Packstone	MB96-28
SIGEOM	Roche	V1BP	Pantellérite	MB96-28
SIGEOM	Roche	11G	Pegmatite (granitique)	MB96-28
SIGEOM	Roche	141	Péridotite	MB96-28
SIGEOM	Roche	V2G	Phonolite	MB96-28
SIGEOM	Roche	V2GT	Phonolite téphritique	MB96-28
SIGEOM	Roche	V4H	Pic rite	MB96-28
SIGEOM	Roche	V4G	Picrobasalte	MB96-28
SIGEOM	Roche	140P	Polzénite	MB96-28
SIGEOM	Roche	14B	Pyroxénite	MB96-28
SIGEOM	Roche	11J	Quartzolite (Silexite)	MB96-28
SIGEOM	Roche	V1C	Rhyodacite	MB96-28
SIGEOM	Roche	V1B	Rhyolite	MB96-28
SIGEOM	Roche	V1A	Rhyolite à feldspath alcalin	MB96-28
SIGEOM	Roche	V4M	Roche volcanique ultramafique à melilite	MB96-28
SIGEOM	Roche	S7K	Rudstone	MB96-28
SIGEOM	Roche	140S	Sannaite	MB96-28
SIGEOM	Roche	S	Sédiments	MB96-28
SIGEOM	Roche	14N	Serpentinite	MB96-28
SIGEOM	Roche	V3GS	Shoshonite	MB96-28
SIGEOM	Roche	S6B	Siltshale	MB96-28
SIGEOM	Roche	S6C	Siltslate	MB96-28
SIGEOM	Roche	S6A	Siltsone	MB96-28
SIGEOM	Roche	130S	Spessartite	MB96-28
SIGEOM	Roche	S2B	SubArkose	MB96-28
SIGEOM	Roche	S2F	Sublitharénite	MB96-28
SIGEOM	Roche	S12E	Sulfate	MB96-28
SIGEOM	Roche	F1	Sulfures Massifs	MB96-28
SIGEOM	Roche	F2	Sulfures semi-Massifs	MB96-28
SIGEOM	Roche	12D	Syénite	MB96-28
SIGEOM	Roche	12B	Syénite à feldspath alcalin	MB96-28
SIGEOM	Roche	12N	Syénite à hyperstène	MB96-28
SIGEOM	Roche	12DR	Syénite foidifère	MB96-28
SIGEOM	Roche	12BR	Syénite foidifère à feldspath alcalin	MB96-28
SIGEOM	Roche	12DF	Syénite foidique	MB96-28

Appendix II: List of Abbreviation

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Roche	12C	Syénite quartzifère	MB96-28
SIGEOM	Roche	12A	Syénite quartzifère à feldspath alcalin	MB96-28
SIGEOM	Roche	12M	Syénite quartzifère à feldspath alcalin avec hyperstène	MB96-28
SIGEOM	Roche	11L	Syéno-granite	MB96-28
SIGEOM	Roche	11Q	Syéno-granite à hyperstène	MB96-28
SIGEOM	Roche	S12B	Sylvite	MB96-28
SIGEOM	Roche	V31	Téphrite	MB96-28
SIGEOM	Roche	V31P	Téphryte phonolitique	MB96-28
SIGEOM	Roche	S4J	Tillite	MB96-28
SIGEOM	Roche	11D	Tonalite	MB96-28
SIGEOM	Roche	V2F	Trachyandésite	MB96-28
SIGEOM	Roche	V3G	Trachyandésite basaltique	MB96-28
SIGEOM	Roche	V3D	Trachybasalte	MB96-28
SIGEOM	Roche	V3DK	Trachybasalte potassique	MB96-28
SIGEOM	Roche	V1E	Trachydacite	MB96-28
SIGEOM	Roche	V2D	Trachyte	MB96-28
SIGEOM	Roche	V2B	Trachyte à feldspath alcalin	MB96-28
SIGEOM	Roche	V2DC	Trachyte commenditique	MB96-28
SIGEOM	Roche	V2DR	Trachyte foidifère	MB96-28
SIGEOM	Roche	V2BR	Trachyte foidifère à feldspath alcalin	MB96-28
SIGEOM	Roche	V2DP	Trachyte pantellétique	MB96-28
SIGEOM	Roche	V2C	Trachyte quartzifère	MB96-28
SIGEOM	Roche	V2A	Trachyte quartzifère à feldspath alcalin	MB96-28
SIGEOM	Roche	13N	Troctolite	MB96-28
SIGEOM	Roche	11E	Trondhjémite	MB96-28
SIGEOM	Roche	130V	Vogesite	MB96-28
SIGEOM	Roche	V	Volcanite	
SIGEOM	Roche	V1	Volcanite felsique	MB96-28
SIGEOM	Roche	V2	Volcanite Intermédiaire	MB96-28
SIGEOM	Roche	V3	Volcanite mafique	MB96-28
SIGEOM	Roche	V4	Volcanite ultramafique	MB96-28
SIGEOM	Roche	S3	Wacke	MB96-28
SIGEOM	Roche	S3C	Wacke Arkosique	MB96-28
SIGEOM	Roche	S3D	Wacke Feldspathique	MB96-28
SIGEOM	Roche	S3E	Wacke Lithique	MB96-28
SIGEOM	Roche	S3A	Wacke Quartzitique	MB96-28
SIGEOM	Roche	S7F	Wackestone	MB96-28
SIGEOM	Roche	14D	Websterite	MB96-28
SIGEOM	Roche	14G	Websterite à olivine	MB96-28
SIGEOM	Roche	14J	Wehrlite	MB96-28
SIGEOM	Roche Métamorphique	M23	Agmatite	MB96-28
SIGEOM	Roche Métamorphique	M16	Amphibolite	MB96-28
SIGEOM	Roche Métamorphique	M26	Brèche Tectonique	MB96-28
SIGEOM	Roche Métamorphique	M24	Cataclastite	MB96-28
SIGEOM	Roche Métamorphique	M18	Cornéenne	MB96-28

Appendix II: List of Abbreviation

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Roche Métamorphique	M31	Coticule	MB96-28
SIGEOM	Roche Métamorphique	M21	Diatexite	MB96-28
SIGEOM	Roche Métamorphique	M17	Éclogite	MB96-28
SIGEOM	Roche Métamorphique	M1	Gneiss	MB96-28
SIGEOM	Roche Métamorphique	T3A	Gneiss droit (cstraight gneiss»)	MB96-28
SIGEOM	Roche Métamorphique	M6	Gneiss granitique	MB96-28
SIGEOM	Roche Métamorphique	T3D	Gneiss irrégulier	MB96-28
SIGEOM	Roche Métamorphique	T3B	Gneiss porphyroclastique	MB96-28
SIGEOM	Roche Métamorphique	M5	Gneiss Quartzofeldspathique	MB96-28
SIGEOM	Roche Métamorphique	T3C	Gneiss régulier	MB96-28
SIGEOM	Roche Métamorphique	M2	Gneiss Rubané	MB96-28
SIGEOM	Roche Métamorphique	M21A	Granite d'Anatexie	MB96-28
SIGEOM	Roche Métamorphique	M7	Granulite	MB96-28
SIGEOM	Roche Métamorphique	M13	Marbre	MB96-28
SIGEOM	Roche Métamorphique	M20	Métatexite	MB96-28
SIGEOM	Roche Métamorphique	M22	Migmatite	MB96-28
SIGEOM	Roche Métamorphique	M25	Mylonite	MB96-28
SIGEOM	Roche Métamorphique	M3	Orthogneiss	MB96-28
SIGEOM	Roche Métamorphique	M9	Orthoschiste	MB96-28
SIGEOM	Roche Métamorphique	M4	Paragneiss	MB96-28
SIGEOM	Roche Métamorphique	M10	Paraschiste	MB96-28
SIGEOM	Roche Métamorphique	M11	Phyllade	MB96-28
SIGEOM	Roche Métamorphique	M12	Quartzite	MB96-28
SIGEOM	Roche Métamorphique	M14	Roche Calco-Silicatée	MB96-28
SIGEOM	Roche Métamorphique	M15	Roche Métasomatique (Skarn)	MB96-28
SIGEOM	Roche Métamorphique	M8	Schiste	MB96-28
SIGEOM	Roche Métamorphique	M30	Tourmalinite	MB96-28
SIGEOM	Roche Tectonite	T2E	Blastomylon ite	MB96-28
SIGEOM	Roche Tectonite	T1A	Brèche de Faille	MB96-28
SIGEOM	Roche Tectonite	T1F	Brèche d'Impact	MB96-28

Appendix II: List of Abbreviation

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Roche Tectonite	T4	Brèche tectonique	MB96-28
SIGEOM	Roche Tectonite	T4B	Brèche tectonique à matrice de marbre	MB96-28
SIGEOM	Roche Tectonite	T1	Cataclastite	MB96-28
SIGEOM	Roche Tectonite	T1C	Gouge de faille	MB96-28
SIGEOM	Roche Tectonite	T1G	Impactite	MB96-28
SIGEOM	Roche Tectonite	T4A	Mélange tectonique	MB96-28
SIGEOM	Roche Tectonite	T1B	Microbrèche de Faille	MB96-28
SIGEOM	Roche Tectonite	T1E	Mylolisthénite	MB96-28
SIGEOM	Roche Tectonite	T2	Mylonite	MB96-28
SIGEOM	Roche Tectonite	T2B	Orthomylonite	MB96-28
SIGEOM	Roche Tectonite	T2D	Phyllonite	MB96-28
SIGEOM	Roche Tectonite	T2A	Protomylon ite	MB96-28
SIGEOM	Roche Tectonite	T1D	Pseudotachyl ite	MB96-28
SIGEOM	Roche Tectonite	T2C	Ultramylonite	MB96-28
VIA	Structure	APL	Axe de Pli	
VIA	Structure	DIA	Diaclase, Joint, Fracture	
VIA	Structure	DYK	Dyke	
VIA	Structure	FAI	Faille, Cisaillement	
VIA	Structure	FOL	Foliation	
VIA	Structure	LAM	Lamination, Rubannement, Flow banding	
VIA	Structure	LIN	Linéation	
VIA	Structure	LIT	Litage, Bedding, SO, Stratification	
VIA	Structure	PAX	Plan Axial	
VIA	Structure	SCH	Schistosité, Gneissosité, SP, S1, S2, S3	
VIA	Structure	SGL	Strie Glaciaire	
VIA	Structure	VEI	Veine	
SIGEOM	Structure	L	Axe de mullion	PR02000-08
SIGEOM	Structure	B	Axe de boudin	PR02000-08
SIGEOM	Structure	J	Axe de joint en colonne	PR02000-08
VIA	Structure	AP	Axe de pli	
SIGEOM	Structure	Q	Axe de stylolithe	PR02000-08
SIGEOM	Structure	E	Axe d'étirement	PR02000-08
SIGEOM	Structure	A	Axe d'étirement d'objet déformé	PR02000-08
SIGEOM	Structure	Y	Axe d'étirement plaquage minéral	PR02000-08
SIGEOM	Structure	M	Axe Minérale primaire (magmatique)	PR02000-08
SIGEOM	Structure	N	Axe Minérale secondaire (tectonométamorphique)	PR02000-08
VIA	Structure	LE	Linéation d'étirement	
SIGEOM	Structure	L1	Linéation d'intersection	PR02000-08
SIGEOM	Structure	L2	Linéation d'intersection	PR02000-08

Appendix II: List of Abbreviation

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Structure	L3	Linéation d'intersection	PR02000-08
SIGEOM	Structure	L4	Linéation d'intersection	PR02000-08
SIGEOM	Structure	L	Linéation Indéterminée	PR02000-08
VIA	Structure	LM	Linéation minérale	
SIGEOM	Structure	F	Strie de faille	PR02000-08
VIA	Structure	SG	Strie glaciaire	
SIGEOM	Structure	T	Strie intercouche	PR02000-08
VIA	Structure	CC	Clivage de crénulation	
VIA	Structure	DY	Dyke	
VIA	Structure	FA	Faille	
VIA	Structure	FR	Fracture	
VIA	Structure	LI	Litage	
VIA	Structure	PA	Plan axial	
VIA	Structure	S1	Schistosité S1	
VIA	Structure	S2	Schistosité S2	
VIA	Structure	S3	Schistosité S3	
VIA	Structure	VN	Veine	
VIA	Structure	ZC	Zone de cisaillement	
SIGEOM	Texture	AC	Aciculaire	PR02000-08
SIGEOM	Texture	AD	Adcumulat	PR02000-08
SIGEOM	Texture	AA	Affleurement caractérisé par le plissement	PR02000-08
SIGEOM	Texture	AT	Agmatitique	PR02000-08
SIGEOM	Texture	AL	Alaskitique	PR02000-08
SIGEOM	Texture	AE	Altéré	PR02000-08
SIGEOM	Texture	AO	Amas arrondis (globulaires)	PR02000-08
SIGEOM	Texture	AB	Amiboïdal(e)	PR02000-08
SIGEOM	Texture	AM	Amygdalaire	PR02000-08
SIGEOM	Texture	AM	Amygdalaire	PR02000-08
SIGEOM	Texture	AN	Anastomosé	PR02000-08
SIGEOM	Texture	AR	Antirapakivi	PR02000-08
SIGEOM	Texture	AP	Aphanitique	PR02000-08
SIGEOM	Texture	AY	Apophyse (en)	PR02000-08
SIGEOM	Texture	AS	Arborescent	PR02000-08
SIGEOM	Texture	AU	Autoclastique	PR02000-08
SIGEOM	Texture	XX	Autres	PR02000-08
SIGEOM	Texture	BA	Bancs (en)	PR02000-08
SIGEOM	Texture	BM	Bandes de cimentation	PR02000-08
SIGEOM	Texture	BS	Basal(e)	PR02000-08
SIGEOM	Texture	BE	Birds eyes	PR02000-08
SIGEOM	Texture	BI	Biseau	PR02000-08
SIGEOM	Texture	BL	Blocs (à)	PR02000-08
SIGEOM	Texture	BU	Bordure / limite de coulée	PR02000-08
SIGEOM	Texture	BV	Botryoïdal	PR02000-08
SIGEOM	Texture	BO	Boudinage	PR02000-08
SIGEOM	Texture	BC	Brèche à coussins ordinaires isolés	PR02000-08
SIGEOM	Texture	BG	Brèche à coussins peu serrés	PR02000-08
SIGEOM	Texture	BF	Brèche à méga-coussins isolés	PR02000-08

Appendix II: List of Abbreviation

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Texture	BB	Brèche à mini-coussins isolés	PR02000-08
SIGEOM	Texture	BQ	Brèche de coulée / Brèche de lave	PR02000-08
SIGEOM	Texture	BH	Brèche de coussins désagrégés / brisés	PR02000-08
SIGEOM	Texture	BK	Brèche de coussins fragmentés	PR02000-08
SIGEOM	Texture	BN	Brèche d'intrusion	PR02000-08
SIGEOM	Texture	BP	Brèche pyroclastique	PR02000-08
SIGEOM	Texture	BT	Brèche tectonique	PR02000-08
SIGEOM	Texture	BR	Bréchique / Brèche	PR02000-08
SIGEOM	Texture	BY	Broyage	PR02000-08
SIGEOM	Texture	CA	Cailloux 4-64 mm	PR02000-08
SIGEOM	Texture	PK	Cailloux alignés «pebble stringers»	PR02000-08
SIGEOM	Texture	CN	Cannelure	PR02000-08
SIGEOM	Texture	CO	Cataclastique	PR02000-08
SIGEOM	Texture	CE	Cendre (à)	PR02000-08
SIGEOM	Texture	VP	Centre volcanique/ faciès proximal	PR02000-08
SIGEOM	Texture	DN	Cheminée d'alimentation (dyke nourricier)	PR02000-08
SIGEOM	Texture	CV	Cheminée volcanique	PR02000-08
SIGEOM	Texture	CH	Chenal	PR02000-08
SIGEOM	Texture	CD	Chenal d'érosion (à)	PR02000-08
SIGEOM	Texture	CG	Chenalisé	PR02000-08
SIGEOM	Texture	CS	Cisaillé(e)	PR02000-08
VIA	Texture	CIS	Cisaillement	
SIGEOM	Texture	JC	Columnaire/ (joints en colonnes)	PR02000-08
SIGEOM	Texture	CB	Convolutions (à)	PR02000-08
SIGEOM	Texture	KO	Coronitique	PR02000-08
SIGEOM	Texture	NM	Coulé massive à noyaux saussuritisés	PR02000-08
SIGEOM	Texture	CL	Coulée	PR02000-08
SIGEOM	Texture	NC	Coulée coussinée à noyaux saussuritisés	PR02000-08
SIGEOM	Texture	FZ	Coulée fragmentée	PR02000-08
SIGEOM	Texture	CK	Coulée massive	PR02000-08
SIGEOM	Texture	CZ	Coulée massive à surface coussinée	PR02000-08
SIGEOM	Texture	CW	Coulée massive grenue et/ou partie basale grenue de coulée	PR02000-08
SIGEOM	Texture	CO	Coussiné (coussins)	PR02000-08
SIGEOM	Texture	CO	Coussiné (coussins)	PR02000-08
SIGEOM	Texture	XP	Coussins allongés	PR02000-08
SIGEOM	Texture	FP	Coussins aplatis	PR02000-08
SIGEOM	Texture	MD	Coussins en molaire	PR02000-08
SIGEOM	Texture	CF	Coussins fragmentés	PR02000-08
SIGEOM	Texture	CI	Coussins isolés	PR02000-08
SIGEOM	Texture	CJ	Coussins jointifs	PR02000-08
SIGEOM	Texture	CT	Crescumulat	PR02000-08
SIGEOM	Texture	CR	Cristalloblastique	PR02000-08
SIGEOM	Texture	CX	Cristaux (en)	PR02000-08
SIGEOM	Texture	CP	Cryptalquaire	PR02000-08
SIGEOM	Texture	CU	Cumulat (à)	PR02000-08
SIGEOM	Texture	CM	Cumulite	PR02000-08
SIGEOM	Texture	DS	Cupules (cdish structure»)	PR02000-08

Appendix II: List of Abbreviation

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Texture	CY	Cyclique(Cyclicité)	PR02000-08
SIGEOM	Texture	DG	Désagrégés / brisés	PR02000-08
SIGEOM	Texture	DO	Diabasique	PR02000-08
SIGEOM	Texture	DB	Diablastique	PR02000-08
SIGEOM	Texture	DC	Diaclasé	PR02000-08
SIGEOM	Texture	DR	Direction de courant	PR02000-08
SIGEOM	Texture	DE	Direction d'écoulement de coulés	PR02000-08
SIGEOM	Texture	DD	Discordance	PR02000-08
SIGEOM	Texture	DK	Drusique	PR02000-08
SIGEOM	Texture	DU	Dunes	PR02000-08
SIGEOM	Texture	DW	Durchbewequnq	PR02000-08
SIGEOM	Texture	SB	Échappement (structure d')	PR02000-08
SIGEOM	Texture	ED	Écharde	PR02000-08
SIGEOM	Texture	EO	Écoulement (structure d')	PR02000-08
SIGEOM	Texture	EF	Effondrement (structure d')	PR02000-08
SIGEOM	Texture	EL	Empreinte de cannelures	PR02000-08
SIGEOM	Texture	EC	Em preinte de charge (« load cast»)	PR02000-08
SIGEOM	Texture	EI	Empreinte d'impact	PR02000-08
SIGEOM	Texture	EE	En échelon	PR02000-08
SIGEOM	Texture	ES	En festons	PR02000-08
SIGEOM	Texture	EN	Enclave	PR02000-08
SIGEOM	Texture	EM	Encroûtement (ecrustiticaticn»)	PR02000-08
SIGEOM	Texture	EP	Épiclastique	PR02000-08
SIGEOM	Texture	EQ	Équigranulaire	PR02000-08
SIGEOM	Texture	ER	Excroissances	PR02000-08
SIGEOM	Texture	EX	Extrusif (ve)	PR02000-08
SIGEOM	Texture	FJ	Faille intra-formationnelle	PR02000-08
SIGEOM	Texture	FV	Faille synvolcanique	PR02000-08
SIGEOM	Texture	FD	Fente de dessication	PR02000-08
SIGEOM	Texture	FM	Fente de refroidissement	PR02000-08
SIGEOM	Texture	FI	Fibreux (se)	PR02000-08
SIGEOM	Texture	FB	Fibroblastique	PR02000-08
SIGEOM	Texture	FS	Filandré « Flaser »	PR02000-08
SIGEOM	Texture	FH	Filons-couches cogénitiques (synvolcaniques)	PR02000-08
SIGEOM	Texture	FE	Flammes	PR02000-08
SIGEOM	Texture	FL	Flué, par fluage - fluidal	PR02000-08
SIGEOM	Texture	FL	Fluidal(e) (à structure)	PR02000-08
SIGEOM	Texture	FT	Flûte (eflutecast»)	PR02000-08
SIGEOM	Texture	FX	Flûte déformée par surcharge	PR02000-08
SIGEOM	Texture	FO	Folié(e)	PR02000-08
SIGEOM	Texture	FF	Fossilifère	PR02000-08
SIGEOM	Texture	FA	Fracturé(e)	PR02000-08
SIGEOM	Texture	FC	Fractures radiales dans les coussins	PR02000-08
SIGEOM	Texture	FG	Fragmenté	PR02000-08
SIGEOM	Texture	FW	Fragments allongés «monomictes»/monogéniques	PR02000-08
SIGEOM	Texture	FU	Fragments allongés «polymictic»/polygéniques	PR02000-08
SIGEOM	Texture	FQ	Fragments aplatis «monomictic»/monogénique	PR02000-08

Appendix II: List of Abbreviation

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Texture	FK	Fragments aplatis «polymictic»/polygénique	PR02000-08
SIGEOM	Texture	FR	Frites (cpencil structure») (en crayon)	PR02000-08
SIGEOM	Texture	GA	Galets (à)(64-256 mm)	PR02000-08
SIGEOM	Texture	GE	Géode	PR02000-08
SIGEOM	Texture	GB	Gloméroblastique	PR02000-08
SIGEOM	Texture	GC	Gloméroclastique	PR02000-08
SIGEOM	Texture	GX	Glomérocristallin(e)	PR02000-08
SIGEOM	Texture	GH	Gloméroporphyrique	PR02000-08
SIGEOM	Texture	NR	Gneiss à crayons	PR02000-08
SIGEOM	Texture	GD	Gneiss droit (cstraight gneiss»)	PR02000-08
SIGEOM	Texture	GS	Gneissique	PR02000-08
SIGEOM	Texture	GW	Gradation densimétrique	PR02000-08
SIGEOM	Texture	VG	Gradation granulométrique	PR02000-08
SIGEOM	Texture	GF	Grains fins (à) < 1 mm roches ignées	PR02000-08
SIGEOM	Texture	GG	Grains grossiers (à) >5 mm roches ignées	PR02000-08
SIGEOM	Texture	GM	Grains moyens (à) 1-5 mm roches ignées	PR02000-08
SIGEOM	Texture	GT	Grains très fins	PR02000-08
SIGEOM	Texture	GO	Grains très grossiers	PR02000-08
SIGEOM	Texture	GR	Granoblastique	PR02000-08
SIGEOM	Texture	GI	Granoclassement inverse	PR02000-08
SIGEOM	Texture	GJ	Granoclassement inverse suivi de normal	PR02000-08
SIGEOM	Texture	GN	Granoclassement normal	PR02000-08
SIGEOM	Texture	GK	Granoclassement normal suivi d'inverse	PR02000-08
SIGEOM	Texture	GQ	Granoclastique	PR02000-08
SIGEOM	Texture	GY	Granophyrique	PR02000-08
SIGEOM	Texture	GU	Granules (à) (2-4 mm)	PR02000-08
SIGEOM	Texture	GP	Graphique	PR02000-08
SIGEOM	Texture	GV	Griffon	PR02000-08
SIGEOM	Texture	HA	Harrisitic	PR02000-08
SIGEOM	Texture	HE	Hélicitique	PR02000-08
SIGEOM	Texture	HU	Hétéradcumulat	PR02000-08
SIGEOM	Texture	HB	Hétéroblastique	PR02000-08
SIGEOM	Texture	HK	Hétérogène	PR02000-08
SIGEOM	Texture	HG	Hétérogranulaire	PR02000-08
SIGEOM	Texture	HC	Holocristallin(e)	PR02000-08
SIGEOM	Texture	HH	Holohyalin(e)	PR02000-08
SIGEOM	Texture	HL	Hololeucocrate	PR02000-08
SIGEOM	Texture	HM	Holomélanocrate	PR02000-08
SIGEOM	Texture	HQ	Homéoblastique	PR02000-08
SIGEOM	Texture	HJ	Homogène	PR02000-08
SIGEOM	Texture	HT	Homotactique	PR02000-08
SIGEOM	Texture	HY	Hyaloclastites	PR02000-08
SIGEOM	Texture	HR	Hyaloclastites remaniées	PR02000-08
SIGEOM	Texture	HP	Hvalopilitique	PR02000-08
SIGEOM	Texture	TH	Hyalotuf	PR02000-08
SIGEOM	Texture	HD	Hypidiomorphe	PR02000-08
SIGEOM	Texture	HX	Hypocristallin(e)	PR02000-08

Appendix II: List of Abbreviation

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Texture	IM	Imbrication de cailloux, blocs	PR02000-08
SIGEOM	Texture	IP	Imprégnation	PR02000-08
SIGEOM	Texture	IS	Intersertale	PR02000-08
SIGEOM	Texture	IT	Intraclastes (à)	PR02000-08
SIGEOM	Texture	IR	Intraformationnel(le)	PR02000-08
SIGEOM	Texture	IU	Intrusif(ve) / injection	PR02000-08
SIGEOM	Texture	IC	Iridescence	PR02000-08
SIGEOM	Texture	IL	Isolés	PR02000-08
SIGEOM	Texture	JC	Joints en colonnes	PR02000-08
SIGEOM	Texture	KR	Karstique	PR02000-08
SIGEOM	Texture	LU	Labradorescence	PR02000-08
SIGEOM	Texture	LA	Laminaire (laminé)	PR02000-08
SIGEOM	Texture	LC	Laminations convolutées	PR02000-08
SIGEOM	Texture	CP	Laminations cryptalqaires	PR02000-08
SIGEOM	Texture	LQ	Laminations obliques	PR02000-08
SIGEOM	Texture	LO	Laminations ondulantes	PR02000-08
SIGEOM	Texture	LL	Laminations ondulantes lenticulaires	PR02000-08
SIGEOM	Texture	LP	Laminations parallèles	PR02000-08
SIGEOM	Texture	LI	Lapilli (à)	PR02000-08
SIGEOM	Texture	TO	Lapillistone	PR02000-08
SIGEOM	Texture	LT	Lattes (en)	PR02000-08
SIGEOM	Texture	LV	Lave / coulée de lave	PR02000-08
SIGEOM	Texture	LK	Lave en blocs	PR02000-08
SIGEOM	Texture	LF	Lépidoblastique	PR02000-08
SIGEOM	Texture	LX	Leucocrate	PR02000-08
SIGEOM	Texture	LS	Leucosome	PR02000-08
SIGEOM	Texture	SA	Lité(e), stratifiée e)	PR02000-08
SIGEOM	Texture	AG	Lits amalgamés	PR02000-08
SIGEOM	Texture	LN	Lits d'épaisseur moyenne (10 à 25 cm)	PR02000-08
SIGEOM	Texture	LG	Lits épais (>25 cm)	PR02000-08
SIGEOM	Texture	LD	Lits lenticulaires	PR02000-08
SIGEOM	Texture	LM	Lits minces (1-10 cm)	PR02000-08
SIGEOM	Texture	LB	Lobe	PR02000-08
SIGEOM	Texture	MC	Mégacoussins (à)	PR02000-08
SIGEOM	Texture	MP	Mégaporphyrique	PR02000-08
SIGEOM	Texture	MX	Mélanocrate	PR02000-08
SIGEOM	Texture	MS	Mélanosome	PR02000-08
SIGEOM	Texture	MK	Mésocrate	PR02000-08
SIGEOM	Texture	MF	Mésocumulat	PR02000-08
SIGEOM	Texture	ME	Métamorphisé	PR02000-08
SIGEOM	Texture	ML	Miarolitique	PR02000-08
SIGEOM	Texture	MT	Micritique	PR02000-08
SIGEOM	Texture	MB	Microbrèche	PR02000-08
SIGEOM	Texture	MI	Microlitique	PR02000-08
SIGEOM	Texture	MR	Microporphvrique	PR02000-08
SIGEOM	Texture	MU	Minicoussins (à)	PR02000-08
SIGEOM	Texture	MZ	Mobilisat	PR02000-08

Appendix II: List of Abbreviation

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Texture	MM	Monogénique «Monomictic»	PR02000-08
SIGEOM	Texture	MO	Mosaïque	PR02000-08
SIGEOM	Texture	MN	Mylonitique	PR02000-08
SIGEOM	Texture	MY	Myrmékitique	PR02000-08
SIGEOM	Texture	NB	Nébulitique	PR02000-08
SIGEOM	Texture	NE	Nématoblastique	PR02000-08
SIGEOM	Texture	NS	Néosome	PR02000-08
SIGEOM	Texture	NY	Noyaux	PR02000-08
SIGEOM	Texture	OC	Ocellaire	PR02000-08
SIGEOM	Texture	OE	Oeillé(e)	PR02000-08
SIGEOM	Texture	1	Olïkocryst (à)	PR02000-08
SIGEOM	Texture	0	Oolitique	PR02000-08
SIGEOM	Texture	OP	Ophitique	PR02000-08
SIGEOM	Texture	OR	Orbiculaire	PR02000-08
SIGEOM	Texture	OU	Orthocumulat	PR02000-08
SIGEOM	Texture	PS	Paléosome	PR02000-08
SIGEOM	Texture	PE	Paléosurface d'érosion	PR02000-08
SIGEOM	Texture	PA	Panidiomorphe	PR02000-08
SIGEOM	Texture	PV	Patron d'interférence	PR02000-08
SIGEOM	Texture	PG	Pegmatitique	PR02000-08
SIGEOM	Texture	PL	Pellets (à)	PR02000-08
SIGEOM	Texture	PD	Péloïdes	PR02000-08
SIGEOM	Texture	PT	Perlitique	PR02000-08
SIGEOM	Texture	LR	Peu serrés (loosely packed)	PR02000-08
SIGEOM	Texture	PH	Phanéritique	PR02000-08
SIGEOM	Texture	PI	Phénocristique	PR02000-08
SIGEOM	Texture	PZ	Plis ptygmatiques	PR02000-08
SIGEOM	Texture	PU	Plutonique	PR02000-08
SIGEOM	Texture	PC	Poecilitique	PR02000-08
SIGEOM	Texture	PB	Poeciloblastique	PR02000-08
SIGEOM	Texture	PM	Polygénique j«polymictic»	PR02000-08
SIGEOM	Texture	PN	Ponce	PR02000-08
SIGEOM	Texture	PP	Porphyre	PR02000-08
SIGEOM	Texture	PO	Porphyrique	PR02000-08
SIGEOM	Texture	PO	Porphyroblastique	PR02000-08
SIGEOM	Texture	PJ	Porphyroclastique	PR02000-08
SIGEOM	Texture	PX	Prismatique	PR02000-08
SIGEOM	Texture	PF	Protoclastique	PR02000-08
SIGEOM	Texture	PR	Pyroclastique	PR02000-08
SIGEOM	Texture	RO	Radeaux (en)	PR02000-08
SIGEOM	Texture	RK	Rapakivique	PR02000-08
SIGEOM	Texture	RG	Régolite	PR02000-08
SIGEOM	Texture	RN	Remanié(e)	PR02000-08
SIGEOM	Texture	RL	Remplacement	PR02000-08
SIGEOM	Texture	RF	Réniforme	PR02000-08
SIGEOM	Texture	RE	Réticulé(e)	PR02000-08
SIGEOM	Texture	RC	Rides de courant	PR02000-08

Appendix II: List of Abbreviation

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Texture	RP	Rides de plage	PR02000-08
SIGEOM	Texture	RM	Rill mark(s)	PR02000-08
SIGEOM	Texture	RI	Rip-up clast(s)	PR02000-08
SIGEOM	Texture	RQ	Ruban de quartz	PR02000-08
SIGEOM	Texture	RU	Rubané(e)	PR02000-08
SIGEOM	Texture	RA	Rubanement concentrique	PR02000-08
SIGEOM	Texture	LJ	Rubanement de diffusion (cl.ieseqano rinqs»)	PR02000-08
SIGEOM	Texture	RS	Rubanement symétrique	PR02000-08
SIGEOM	Texture	RT	Rubanement tectonique	PR02000-08
SIGEOM	Texture	SD	Saccaroïdale (granoblastique)	PR02000-08
SIGEOM	Texture	SC	Schisteux	PR02000-08
SIGEOM	Texture	SH	Schlieren	PR02000-08
SIGEOM	Texture	SR	Scoriacé(e)	PR02000-08
SIGEOM	Texture	SV	shaUercone	PR02000-08
SIGEOM	Texture	SL	Siump	PR02000-08
SIGEOM	Texture	SM	Sommital(e)	PR02000-08
SIGEOM	Texture	SP	Sphérolitique	PR02000-08
SIGEOM	Texture	SX	Spinifex (à)	PR02000-08
SIGEOM	Texture	SN	Stratifications / laminations obliques planaires	PR02000-08
SIGEOM	Texture	SQ	Stratifications / laminations obliques tangentielles	PR02000-08
SIGEOM	Texture	SF	Stratifications entrecroisées defosse	PR02000-08
SIGEOM	Texture	ST	Stratifiée e) / stratiforme	PR02000-08
SIGEOM	Texture	SG	Streaky mafiques en trait	PR02000-08
SIGEOM	Texture	SI	Strie	PR02000-08
SIGEOM	Texture	SK	Stromatic	PR02000-08
SIGEOM	Texture	SU	Stromatolitique	PR02000-08
SIGEOM	Texture	DW	Structure «durchbewegung »	PR02000-08
SIGEOM	Texture	ET	Structure de percement (cpiercement»)	PR02000-08
SIGEOM	Texture	PW	Structure en peigne (ecomb»)	PR02000-08
SIGEOM	Texture	SY	Stylolites	PR02000-08
SIGEOM	Texture	SO	Subophitique	PR02000-08
SIGEOM	Texture	SE	Surface d'érosion	PR02000-08
SIGEOM	Texture	TA	Tabulaire	PR02000-08
SIGEOM	Texture	TT	Talus (de)	PR02000-08
SIGEOM	Texture	TE	Tectonique	PR02000-08
SIGEOM	Texture	YH	Tectonique hétéroclastique	PR02000-08
SIGEOM	Texture	YL	Tectonite en L	PR02000-08
SIGEOM	Texture	YS	Tectonite en LIS	PR02000-08
SIGEOM	Texture	YZ	Tectonite en S	PR02000-08
SIGEOM	Texture	YM	Tectonite homoclastique	PR02000-08
SIGEOM	Texture	TF	Tracesfossiles (trous de vers, etc.)	PR02000-08
SIGEOM	Texture	TR	Trachytique / trachytoïde	PR02000-08
SIGEOM	Texture	TP	Trempe (de)	PR02000-08
SIGEOM	Texture	TM	Tuf à blocs	PR02000-08
SIGEOM	Texture	TZ	Tuf à blocs et tuf à lapilli	PR02000-08
SIGEOM	Texture	TD	Tuf à cendre	PR02000-08
SIGEOM	Texture	TX	Tuf à cristaux	PR02000-08

Appendix II: List of Abbreviation

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Texture	TL	Tuf à lapilli	PR02000-08
SIGEOM	Texture	TY	Tuf à lapilli et tuf à blocs	PR02000-08
SIGEOM	Texture	TC	Tuf cherteux	PR02000-08
SIGEOM	Texture	TG	Tuf graphiteux	PR02000-08
SIGEOM	Texture	TI	Tuf lithique	PR02000-08
SIGEOM	Texture	TS	Tuf soudé	PR02000-08
SIGEOM	Texture	TU	Tufacé	PR02000-08
SIGEOM	Texture	TB	Turbidite (voir quide des qéofiches)	PR02000-08
SIGEOM	Texture	VA	Variolitique	PR02000-08
SIGEOM	Texture	VE	Vesiculaire	PR02000-08
SIGEOM	Texture	VI	Vitreux(se)	PR02000-08
SIGEOM	Texture	VO	Volcanique	PR02000-08
SIGEOM	Texture	VC	Volcanoclastites	PR02000-08
SIGEOM	Texture	XB	Xénoblastique	PR02000-08
SIGEOM	Texture	XM	Xénomorphe	PR02000-08
SIGEOM	Texture	ZS	Zone de cisaillement	PR02000-08
SIGEOM	Texture	ZC	Zone de contact	PR02000-08
SIGEOM	Texture	ZD	Zone de déformation	PR02000-08
SIGEOM	Texture	ZF	Zone de faille	PR02000-08
SIGEOM	Texture	ZM	Zone minéralisée	PR02000-08
SIGEOM	Texture	ZR	Zone rouillée	PR02000-08
SIGEOM	Texture	AI	Amas irréguliers, agrégats	PR02000-08
SIGEOM	Texture	OI	Colloforme	PR02000-08
SIGEOM	Texture	CC	Concrétion(s) nodules	PR02000-08
SIGEOM	Texture	DT	Dendritique	PR02000-08
SIGEOM	Texture	DI	Disséminé	PR02000-08
SIGEOM	Texture	FN	Filonien	PR02000-08
SIGEOM	Texture	RB	Framboïdal	PR02000-08
SIGEOM	Texture	ID	Idiomorphe	PR02000-08
SIGEOM	Texture	IG	Intergranulaire	PR02000-08
SIGEOM	Texture	IE	lenticulaire	PR02000-08
SIGEOM	Texture	MA	Massif(ve)	PR02000-08
SIGEOM	Texture	NO	Nodulaire	PR02000-08
VIA	Texture	SSM	Semi-Massif	
SIGEOM	Texture	SW	Stockwerk	PR02000-08
SIGEOM	Texture	SJ	Stratoïde (estratabound»)	PR02000-08
SIGEOM	Texture	SS	Stringer	PR02000-08
SIGEOM	Texture	PY	Structure en cocarde (crustification , «cockade»)	PR02000-08
VIA	Texture	VN	Veine	

Appendix III: List of Samples

Appendix IV: List of Description

Appendix V : Assay Certificates

are available upon request submitted to Virginia Mines Inc.

info@minesvirginia.com

Toll free number: 800 476-1853